Exhibit 99.2

DHX MEDIA LTD.

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

December 16, 2015

November 19, 2015

Dear Fellow Shareholders,

Fiscal 2015 was a tremendous year for DHX Media. We generated record revenues of $264 million for the year, reporting strong growth across all key metrics. To achieve this goal, we marked many significant milestones, some of which were truly transformative for the company.

At the year’s mid-point, in late December, we announced the acquisition of Nerd Corps Entertainment. This was a very important acquisition for us, because DHX is first and foremost a content company. The acquisition more than doubled the size of our Vancouver animation studio, helping to boost our production output. In total, we delivered 224 half-hours of content for our library in fiscal 2015, up 31% over fiscal 2014. Under the umbrella of DHX Studios, our development and production teams are turning out truly world-class content from our animation studios in Vancouver and Halifax, our live-action studio in Toronto, and also through partnerships with international producers. DHX shows such as Inspector Gadget, Slugterra, Make it Pop, Degrassi: Next Class, Teletubbies and many others are solidly at the vanguard of kids and family content worldwide.

Our sales arm, DHX Distribution, saw a 90% increase in year-over-year revenues, to $78 million. Some of the more notable deals included Netflix exclusives for Degrassi: Next Class (worldwide) and Inspector Gadget (US). Hulu signed a US exclusive deal for Dr Dimensionpants. The new Teletubbies has now been licensed into the UK, US, Canada, France, Italy and Australia. Turner Broadcasting has licensed both Inspector Gadget and Cloudy with a Chance of Meatballs: The Series for multiple channels internationally. In China we launched a proprietary DHX SVOD with the state broadcaster, and also licensed more than 2,500 half-hours of DHX content to Alibaba.

Another significant milestone for DHX last year was the acquisition of the Family suite of channels in July 2014, to form DHX Television. Why was this acquisition so important for us? Owning broadcast assets allows us to leverage what we do really well: create content. The decision to extend the trusted Family brand across our channels was not taken lightly, but we are confident it was best for the business, as we can now direct substantial funds formerly used for licensing into the creation of new DHX content. Our production studios are busy delivering episodes for many of these new series, while our distribution and licensing arms are taking them to the world, securing broadcast, streaming and licensing deals. We are building an incredibly strong slate on our channels, with iconic DHX shows like Degrassi: Next Class and the new Teletubbies, joining ratings drivers such as The Next Step and Gaming Show (In My Parents’ Garage). Over the last year, DHX Television has become a key driver of content for us and an integral part of our platform.

HALIFAX	LOS ANGELES	TORONTO	VANCOUVER	LONDON
1478 Queen Street, 2nd Fl	800-6255 W. Sunset Blvd.	550-207 Queens Quay, W.	190 Alexander Street, 6th Fl	3 Shortlands
Halifax, NS B3J 2H7	Los Angeles, CA 90028	Toronto, ON M5J 1A7	Vancouver, BC V6A 1B5	London, W6 8PP

DHXMEDIA.COM

Our merchandising and licensing arm, comprised of DHX Brands, our dedicated brand-management division, and Copyright Promotions Licensing Group (CPLG), our licensing agency, now has more than 100 personnel in 15 cities across the globe. These “boots on the ground” afford us with tremendous operating leverage. The big licensing star this year was, of course, Teletubbies. DHX signed 30 new licensing deals for Teletubbies over the past year with the series premiering in the UK on November 9, 2015 to strong ratings.

Finally, on the markets, we crossed the $1 billion market capitalization threshold in July 2014, successfully issued $175 million in senior unsecured notes at 5.857% last November, were named to the elite S&P/TSX Composite Index in December, and we ended the fiscal year with the launch in June of our variable voting shares on the NASDAQ Global Select Market under the stock symbol DHXM.

This is a thrilling time to be involved in the kids’ content business. DHX Media is now realizing the rewards of our scale and integrated platform. We look forward to building further as new avenues for outstanding brands continue to open across the globe.

Sincerely,

/S/ Dana Landry
Dana Landry
Chief Executive Officer

HALIFAX	LOS ANGELES	TORONTO	VANCOUVER	LONDON
1478 Queen Street, 2nd Fl	800-6255 W. Sunset Blvd.	550-207 Queens Quay, W.	190 Alexander Street, 6th Fl	3 Shortlands
Halifax, NS B3J 2H7	Los Angeles, CA 90028	Toronto, ON M5J 1A7	Vancouver, BC V6A 1B5	London, W6 8PP

DHXMEDIA.COM

TABLE OF CONTENTS

Notice of Meeting	5

Management Information Circular	7

About this Circular	7

Solicitation of Proxies	7

Appointment of Proxyholder	8

Revocation of Proxies	9

Voting of Proxies	9

Voting Shares	10

Business of the Meeting	12

Statement of Executive Compensation	21

Equity Compensation Plan Information	34

Statement of Corporate Governance Practices	37

Insurance Coverage and Indemnification of Directors and Officers	43

Indebtedness of Directors and Executive Officers	44

Interest of Certain Persons in Matters to be Acted Upon	44

Exemption from Take-Over Bid and Early Warning Reporting Requirements	44

Normal Course Issuer Bid	45

General	45

Appendix “A” – Performance Share Unit Plan	46

Appendix “B” – Mandate for the Board of Directors	61

DHX MEDIA LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

December 16, 2015

The annual and special meeting (the “Meeting”) of the holders of (i) Common Voting Shares (the “Common Voting Shares”), (ii) Variable Voting Shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Voting Shares”), and (iii) Preferred Variable Voting Shares (the “PVV Shares” and, together with the Common Voting Shares and the Variable Voting Shares, the “Shares”) in the capital of DHX Media Ltd. (the “Company” or “DHX”) will be held at the Four Seasons Hotel, 60 Yorkville Avenue, Toronto, Ontario on December 16, 2015 at 10:30 a.m. (Toronto time) for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the fiscal year ended June 30, 2015, together with the auditors report thereon;

2.	To elect directors for the ensuing year;

3.	To re-appoint PricewaterhouseCoopers, LLP as the auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors;

4.

To consider and, if deemed advisable, pass an ordinary resolution approving the Performance Share Unit Plan as a treasury based plan and to reserve Common Voting Shares and Variable Voting Shares of the Company from treasury under the Performance Share Unit Plan;

5.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting are set forth in the accompanying Circular.

If you are a registered holder of Shares, you are requested to complete, sign, date and return to Computershare Investor Services Inc. ("Computershare"), the transfer agent and registrar of the Company, the enclosed form of proxy whether or not you are able to attend the Meeting in person. All instruments appointing proxies to be used at the Meeting must be deposited with Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 10:30 a.m. (Toronto time) on December 14, 2015, the second last business day preceding the date of the Meeting or with the Chair of the Meeting prior to the commencement of the Meeting on the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting or with the Chair of the adjourned or postponed Meeting prior to the commencement of the Meeting on the date of the Meeting.

If you are a non-registered holder of Shares (for example, if you hold Shares in an account with a broker, dealer or other intermediary), you should follow the voting procedures described in the voting instruction form or other document accompanying the Circular or call your broker, dealer or other intermediary for information on how you can vote your shares.

The board of directors of the Company has fixed November 10, 2015 as the record date for the determination of holders of Shares entitled to receive notice of and vote at the Meeting. Any persons who were not holders of Shares and who acquired Shares after the record date will not be entitled to receive notice of or vote those Shares at the Meeting.

For the purposes of the Meeting, each holder of Voting Shares will be entitled to one vote for each Voting Share held, subject to the voting restrictions and adjustments attached to the Variable Voting Shares as discussed under “Voting Shares” in the Company’s accompanying management information circular. The votes attached to the PVV Shares as a class will, in the aggregate, not be less than 1% of the votes attached to all shares of the Company, subject to adjustments attached to the PVV Shares. The holder of the PVV Shares, the Chief Executive Officer of the Company, Dana Landry, has entered into a shareholders agreement pursuant to which, among other things, Mr. Landry agreed not to grant a proxy or other right to vote the PVV Shares except to a representative of the Company designated by the board of directors.

Additional information concerning the PVV Shares can be found under “Voting Shares” in the Company’s accompanying management information circular.

By order of the board of directors of DHX Media Ltd.

(signed)	Mark Gosine
EVP, Legal Affairs, General Counsel & Corporate Secretary

DHX MEDIA LTD.

MANGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

December 16, 2015

ABOUT THIS CIRCULAR

This Management Information Circular (the “Circular”) is being sent by the management of DHX Media Ltd. (the “Company” or “DHX”) to all holders (the “Shareholders”) of (i) Common Voting Shares (the “Common Voting Shares”), (ii) Variable Voting Shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Voting Shares”), and (iii) Preferred Variable Voting Shares (the “PVV Shares” and, together with the Common Voting Shares and the Variable Voting Shares, the “Shares”), together with a notice of an annual meeting of the Shareholders and documents required to vote at the annual and special meeting (the “Meeting”) of the Shareholders. The Circular’s purpose is:

  to explain how you, as a Shareholder, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

  to request that you authorize DHX’s Executive Chairman (or his alternate) to vote on your behalf in accordance with your instructions set out on the proxy form;

  to inform you about the business to be conducted at the Meeting; and

  to give you important background information to assist you in deciding how to vote.

Additional information relating to DHX is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov/edgar.shtml. Financial information of DHX is provided in DHX’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year and its most recently completed interim period. Shareholders may contact DHX to request copies of DHX’s financial statements and MD&A by sending an email with that request to info@dhxmedia.com.

No person has been authorized to give any information or to make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, fax, e-mail or oral communication by the directors, officers and employees of DHX and its subsidiaries, at no additional compensation. All costs associated with the solicitation of proxies by DHX and its subsidiaries will be borne by DHX and its subsidiaries.

Unless otherwise specified herein, all references to dollar amounts shall be to Canadian dollars.

SOLICITATION OF PROXIES

This Circular and accompanying form of proxy (the “Proxy”) is furnished in connection with the solicitation by management of DHX of proxies to be used at the Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of DHX without special compensation. The cost of solicitation will be borne by DHX.

APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed Proxy are officers of DHX. Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than the persons designated by management of DHX in the Proxy to attend and act on the Shareholder’s behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person in the blank space provided in the Proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of DHX as a holder of Shares is a registered Shareholder. A non-registered Shareholder is a beneficial owner of Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Registered Shareholders

A registered Shareholder can vote Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered Shareholder who wishes to vote in person at the Meeting should not complete or return the Proxy included with this Circular. Those registered Shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered Shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the Proxy, and the Shares represented by the Shareholder’s Proxy will be voted or withheld from voting in accordance with the instructions indicated on the Proxy, or any ballot that may be called at the Meeting or any adjournment thereof.

A registered Shareholder must submit his or her Proxy by completing, dating and signing the Proxy and returning it using the envelope provided or otherwise to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1 (“Computershare”).

To be effective, a proxy must be received by Computershare no later than 10:30 a.m. (Toronto time) on December 14, 2015 or, if the Meeting is adjourned, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding of the Meeting or any adjournment thereof.

Non-Registered Shareholders

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Voting Shares in their own name. Shareholders who do not hold their Voting Shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of DHX as the registered holders of Voting Shares can be recognized and acted upon at the Meeting. If the Voting Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s own name on the records of DHX. Such Voting Shares will more likely be registered in the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Voting Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Voting Shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure their Voting Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the Proxy provided to registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to

Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge’s toll-free telephone number to vote their Voting Shares or access Broadridge’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Voting Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Voting Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Voting Shares voted. If you have any questions respecting the voting of Voting Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Beneficial Shareholders fall into two categories – those who object to their identity being made known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of National Instrument 54-101- Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly to such NOBOs.

DHX has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result, any NOBO of DHX can expect to receive a scannable VIF from Computershare, rather than Broadridge as described above. Please complete and return the VIF to Computershare in the envelope provided or by facsimile. In addition, telephone voting and internet voting are available as further described in the VIF. Instructions in respect of the procedure for telephone and internet voting can be found in the VIF. Computershare will tabulate the results of the VIFs received from DHX’s NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs received by Computershare.

DHX’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Voting Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Voting Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Voting Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

REVOCATION OF PROXIES

A registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, at the registered office of DHX, 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7 at any time up to 5:00 p.m. (Halifax time) on the last business day preceding the date of the Meeting, or in the case of any adjournment of the Meeting, 5:00 p.m. (Halifax time) on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A registered Shareholder may also revoke a proxy in any other manner permitted by law. A Beneficial Shareholder may revoke voting instructions by written notice to the intermediary to whom the instructions were given. Beneficial Shareholders should refer to their VIF for further information on revoking voting instructions. Any revocation notice should be delivered to the intermediary well in advance of the Meeting to allow the intermediary time to process the revocation.

VOTING OF PROXIES

On any ballot that may be called for, Shares represented by properly executed proxies in favour of the person designated by management of DHX in the Proxy will be voted for or withheld from voting in accordance with the instructions given thereon. If a choice is specified with respect to any matter to be acted on, the Shares will be voted accordingly. If a specification is not made with respect to any matter, the Shares will be voted in such manner as stated therein.

The Proxy confers discretionary authority upon the person specified therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of DHX is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to management, should properly come before the Meeting or any adjournment thereof, the Shares represented by properly executed proxies given in favour of the persons designated by management of DHX in the Proxy will be voted on such matters pursuant to such discretionary authority.

VOTING SHARES

Summary of the Company’s Share Capital Structure

The Company’s Articles of Continuance, as amended, (the “Articles”) include certain constraints on the ownership of the Company’s Voting Shares which were adopted for the purpose of facilitating compliance with legal requirements relating to Canadian ownership and control of broadcasting undertakings embodied in a Direction (the “Direction”) from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the Canadian Radio-television and Telecommunications Commission (the “CRTC”) pursuant to authority contained in the Broadcasting Act (Canada) (the “Broadcasting Act”). Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a wholly owned subsidiary operating company licensed under the Broadcasting Act. This restriction applies to DHX because its wholly-owned subsidiary, DHX Television Ltd. (“DHX Television”), holds three broadcast licenses issued by the CRTC which are required in order for DHX Television to operate its broadcast undertakings.

The voting and other terms applicable to the Company’s Shares, summarized below under “Common Voting Shares”, “Variable Voting Shares”, and “Preferred Variable Voting Shares” are intended to facilitate the Company’s compliance with the Canadian ownership rules under the Direction.

Common Voting Shares

As at November 10, 2015, DHX had 83,168,503 Common Voting Shares issued and outstanding.

The terms of the Common Voting Shares provide that each Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Company or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian.

Each Common Voting Share is entitled to one vote, without cumulation, on each matter to be voted upon at the Meeting.

Variable Voting Shares

As at November 10, 2015, DHX had 41,238,846 Variable Voting Shares issued and outstanding.

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of the Company or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in or promulgated under the Broadcasting Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

Each Variable Voting Share is entitled to vote on each matter to be voted upon at the Meeting. Variable Voting Shares carry one vote per share held, except where (i) the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in clause (i) of the paragraph above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) of the paragraph above, the Variable Voting Shares as a class cannot, for the purposes of the Meeting, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting of shareholders.

Shareholders who wish to vote at the meeting either by completing and delivering a proxy or a voting instruction form or by attending and voting at the meeting will be required to complete a Declaration of Canadian Status in order to enable DHX to comply with the restrictions imposed by its Articles and the Direction on the ownership and voting of its Voting Shares. If a Shareholder does not complete such declaration or if it is determined by DHX or its transfer agent that a Shareholder incorrectly indicated (through inadvertence or otherwise) that the Voting Shares represented by the proxy are owned and controlled by a Canadian, such Shareholder will be deemed to be a non-Canadian for purposes of voting at the meeting. Such declaration is contained in the accompanying form of proxy or in the voting instruction form provided to you if you are a nonregistered Shareholder.

Preferred Variable Voting Shares

As at November 10, 2015, DHX had 100,000,000 PVV Shares issued and outstanding.

The votes attached to the PVV Shares as a class are automatically adjusted so that they, together with the votes attached to Voting Shares (as determined based on inquires DHX has made of the holders of Voting Shares and depositary interests) equal 55% of the votes attached to all shares in the capital of DHX. The votes attached to the PVV Shares as a class will, in aggregate, not be less than 1% of the votes attached to all shares in the capital of DHX.

The votes attached to the PVV Shares as a class is determined based on the ownership of Voting Shares ascertained through the monitoring process to be undertaken by the board of directors of DHX (the “Board”). Currently, the Company monitors the level of ownership of Variable Voting Shares by obtaining data on (i) registered Shareholders from its transfer agent and registrar, Computershare, and (ii) Beneficial Shareholders from the Canadian Depository for Securities (CDS) and the United States Depository Trust Company (DTC). If no response to these inquiries is received from a particular broker or market intermediary, then the shares or depositary interests held by that broker or market intermediary are deemed to be Variable Voting Shares. The votes attached to the PVV Shares as a class for any meeting of Shareholders is determined once the ownership of Voting Shares has been established through this monitoring process.

All of the issued and outstanding PVV Shares are presently held by Dana Landry, Chief Executive Officer of DHX. Mr. Landry, as the sole holder of PVV Shares, has entered into a shareholders agreement with the Company (the “PVV Shareholder Agreement”), pursuant to which Mr. Landry has (i) agreed not to transfer the PVV Shares, in whole or in part, if it is determined by the Board to be in the best interests of DHX to enable DHX to qualify for tax credits or government incentives, except with the prior written approval of the Board, (ii) granted to DHX the unilateral right to compel the transfer of the PVV Shares, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX a power of attorney to effect any transfers contemplated by the PVV Shareholder Agreement. The Board of the Company will not approve or compel a transfer without first obtaining the approval of the Toronto Stock Exchange (“TSX”) and the PVV Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

Quorum

A quorum of Shareholders is present at the Meeting if there are persons not being less than two in number and holding or representing by proxy not less than 25 percent of the issued and outstanding shares of DHX enjoying voting rights at such meeting.

Record Date

The Board of the Company has fixed November 10, 2015 as the record date (the “Record Date”) for the Meeting. Any holder of Shares of record at the close of business on the Record Date is entitled to vote the Shares registered in such Shareholder’s name at that date on each matter to be acted upon at the Meeting. On a show of hands, every Shareholder and proxyholder present in person shall have one vote and, on a ballot, every Shareholder and proxyholder present shall have one vote for each share of which he or it is the Shareholder or proxyholder.

Principal Shareholders

To the knowledge of the directors and officers of DHX, except for the persons, companies, or other entities listed below, no person, company, or other entity beneficially owns, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding Voting Shares:

Variable Voting Shares
	Number of Variable Voting Shares	Percentage of Outstanding Voting
Name of Shareholder	Held	Shares(3)
Luxor Capital Group, LP	18,192,573(1)	14.67%
Fine Capital Partners, L.P.	15,457,400(2)	12.47%
(1)	Obtained from Luxor Capital Group, LP’s alternative monthly report dated June 10, 2015 available on SEDAR.
(2)	Obtained from Fine Capital Partners, L.P.’s alternative monthly report dated June 5, 2015 available on SEDAR.
(3)	Calculated based on DHX’s outstanding Voting Shares as of June 30, 2015, which totaled 123,982,312.

To the knowledge of the directors and officers of the Company, as at the date of this Circular, except for the person listed below, no person, company, or other entity beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding PVV Shares:

Preferred Variable Voting Shares
Name of Shareholder	Number of PVV Shares Held	Percentage of Outstanding PVV Shares
Dana Landry	100,000,000	100%

BUSINESS OF THE MEETING

1.	Election of Directors

The Board has fixed the number of directors to be elected at the Meeting at ten. Each director will hold office, subject to the provisions of the Company’s by-laws, until the next annual meeting of shareholders or until the successor of such director is duly elected or appointed.

The Board has adopted a majority voting policy in director elections that will apply at any meeting of Shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chairman of the board promptly following the applicable shareholders’ meeting. Following receipt of resignation, the Corporate Governance and Nominations Committee of the Company (the “CGNC”) will consider whether or not to accept the offer of resignation and make a recommendation to the board. Within 90 days following the applicable shareholders’ meeting, the board shall publicly disclose their decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the board or the CGNC at which the resignation is considered. A copy of the majority voting policy may be found on DHX’s website at www.dhxmedia.com.

The Board recommends that shareholders vote “FOR” the election of each of its proposed nominees to serve on the Company’s Board until the next annual meeting of shareholders. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of each of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee’s name. The nominees set forth below have consented to being named in this Circular and to serve if elected. Management does not contemplate that any of the proposed nominees will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the Voting Shares represented by properly executed proxies given in favour of such proposed nominee(s) may be voted by the persons designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Voting Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associate or affiliate as at the date of this Circular. The information as to Voting Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of DHX, has been furnished by the respective directors individually.

Directors
			Number of Voting
Name and Municipality of Residence	Principal Occupation	Director Since	Shares Owned
ELIZABETH BEALE(3)	Corporate Director	December 15, 2014	–
Halifax, Nova Scotia, Canada
DAVID C. COLVILLE(2), (3)	President of DC	May 16, 2014	–
Halifax, Nova Scotia, Canada	Communications
	Consulting Ltd.
SIR JUDSON GRAHAM DAY(2),(3),(7)	Corporate Director	January 9, 2006	65,919
Hantsport, Nova Scotia, Canada
MICHAEL PATRICK DONOVAN(1)	Executive Chairman of	February 12, 2004	5,184,077
Halifax, Nova Scotia, Canada	DHX (formerly, Chief
	Executive Officer) /
	Corporate Director
DEBORAH DRISDELL	President of Drisdell	–	–
Montreal, Quebec, Canada	Consulting(6)
DANA SEAN LANDRY	Chief Executive Officer	September 23, 2014	185,000
Toronto, Ontario, Canada	(formerly, Chief Financial
	Officer) of DHX
D. GEOFFREY MACHUM(4)	Lawyer, Stewart McKelvey	May 16, 2014	97,612
Halifax, Nova Scotia, Canada
ROBERT G. C. SOBEY(2)	Corporate Director	December 16, 2010	620,000
New Glasgow, Nova Scotia, Canada
CATHERINE TAIT(1)	President of Duopoly Inc.	December 15, 2014	4,598
New York, NY, US	and Chair of iThentic Inc.
DONALD ARTHUR WRIGHT(2),(3),(4),(5)	Corporate Director	January 9, 2006	283,535
Toronto, Ontario, Canada

(1)	Member of the Production Financing Committee.
(2)	Member of the Human Resources and Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Corporate Governance and Nominations Committee.
(5)	Lead Director of the Company.
(6)	Ms. Drisdell was previously employed from 2006 to 2015 as Director General, Accessibility & Digital Enterprises with the National Film Board of Canada.
(7)	Sir Graham Day has notified the Company that, if elected as a director of the Company for fiscal 2016, he will retire as a director of the Company at the end of such term.

DHX does not have an executive committee. The following sets out the principal occupation, business or employment of each proposed director of the Company and other biographical information. Except as noted below, each of the directors of the Company has been engaged for more than five years in his present principal occupation or in other capacities with DHX or organization (or predecessor) in which he or she currently holds his or her principal occupation.

Elizabeth Beale, a non-executive and independent Director of DHX, is an economist who has served as an advisor to senior levels of government and industry throughout her career. She recently retired as the President and CEO of the Atlantic Provinces Economic Council, a position she had held since 1996. Prior to this, she worked for 10 years as a Consulting Economist and was APEC’s Chief Economist from 1981 to 1986. Ms. Beale was an associate fellow and lecturer in the School of Journalism at the University of King’s College from 1981 to 1991 and a governor of Dalhousie University from 2000 to 2009. She has a long-standing association from 1985 to 1999 as a Director, and subsequently Chair, of the Human Resource Development Association and is a member of the National Statistics Council and a Director of Wawanesa Insurance. Ms. Beale is also a member of the board of directors of Invest Nova Scotia. Ms. Beale was born in Edinburgh, Scotland and has lived in Halifax, Nova Scotia since 1975. She is a graduate of the universities of Toronto (B.A., 1973) and Dalhousie (M.A. Economics, 1977).

David Colville, P.Eng., a non-executive Director of DHX, is president of DC Communications Consulting Ltd, and a former Commissioner and Vice Chairman of the Canadian Radio-Television and Telecommunications Commission (CRTC). Mr. Colville worked in the telecommunications industry from 1970 to 1980 with Bell Canada and Maritime Tel. & Tel. during which time he was responsible for opening the telecommunications market to competition and exempting internet programming from Broadcasting regulation. From 1990 to 2004, he was Commissioner and Vice Chairman (from 1995) of the CRTC, during which time he chaired the team investigating internet broadcasting vis-à-vis the Broadcasting Act. Mr. Colville was a founding member of both the Board of Directors of the Nova Scotia Film Development Corp. and the Nova Scotia Educational Television Service.

Sir Judson Graham Day, O.C., O.N.S., C.D., Q.C., a non-executive Director of DHX, is Counsel to the Atlantic Canada law firm of Stewart McKelvey. He has served as Chairman of the board of directors of Sobeys Inc., Cadbury Schweppes plc, PowerGen plc, British Aerospace plc, Hydro One Inc., Scotia Investments Limited, as well as lead director of The Bank of Nova Scotia. Sir Graham is a Fellow of the Institute of Corporate Directors of Canada and a Companion of the Chartered Management Institute in the United Kingdom. He is Chancellor Emeritus of Dalhousie University, was knighted in 1989 by Queen Elizabeth II for services to British industry and is an Officer of the Order of Canada. He has been elected to the Canadian Business Hall of Fame.

Michael Patrick Donovan, Executive Chairman of DHX, has been recognized with numerous awards for his work in the television and film industry, including an Academy Award for the feature documentary Bowling for Columbine. Mr. Donovan was Chief Executive Officer of DHX from the time of the Company’s founding, in 2006, until August 2014. He co-founded and was Chairman and Chief Executive Officer of Salter Street Films, which was purchased by Alliance Atlantis in 2001. Mr. Donovan is a member of the National Advisory Council of the Academy of Canadian Cinema and Television, and is former Chair of the Board of Trustees of the Nova Scotia College of Art and Design (NSCAD). Mr. Donovan is one of the creators of This Hour has 22 Minutes, one of Canada’s longest-running television comedy series; and he was producer and one of the creators of the multi-award winning feature film, Shake Hands with the Devil. Mr. Donovan holds a B.A. (1974), LL.B. (1977) and LL.D. (Hon) (2004) degrees from Dalhousie University.

Deborah Drisdell, a proposed candidate for a directorship with DHX who, if elected, would be an independent director, is currently President of Drisdell Consulting and is a veteran of over 25 years in the Canadian film and television industry. Previously, Ms. Drisdell held the positions of Director General, Accessibility & Digital Enterprises and Director, Strategic Planning & Government Relations with the National Film Board of Canada (NFB) during which time she was responsible for advancing the NFB into the digital era of content distribution with its award winning NFB.ca platform and mobile expansion. Prior to her engagement with the NFB Ms. Drisdell was President of Drisdell Consulting, providing strategic advice to public and private sector clients in Canada and internationally. She has also held various other senior positions with media organizations, including Sextant Entertainment Group and Telefilm Canada.

Dana Sean Landry, CPA, CA, an Executive Director of DHX, also serves as the company’s Chief Executive Officer. Mr. Landry previously served as DHX’s Chief Financial Officer from the time of the company’s founding until July 2014. Before DHX, he was CFO, General Manager and Corporate Secretary for SolutionInc Technologies Limited from 2003-2006, a public technology company traded on the TSX Venture Exchange. Before joining SolutionInc, Mr.

Landry was a financial advisor to Collideascope Digital Productions Inc., an integrated television and new-media production company, and President and Chief Financial Officer of imX Communications Inc., a feature film, movie of the week and television production company. Mr. Landry began his career at Doane Raymond, Chartered Accountants (now Grant Thornton LLP) and then moved on to PricewaterhouseCoopers LLP where he had extensive involvement with the successful initial public offering of Salter Street Films. Mr. Landry is a Chartered Professional Accountant in good standing with the Institute of Chartered Accountants of Nova Scotia. Mr. Landry holds a BBA from Acadia University (1993).

D. Geoffrey Machum, Q.C., ICD.D, a non-executive Director of DHX, is a senior partner based in the Halifax office of Stewart McKelvey, a leading Atlantic Canadian Law Firm. He is the firm’s designated Strategic Marketing Partner and serves on its governing Partnership Board, as well as on its Human Resources Committee. He is recognized by national peer based legal publications as a leading practitioner in his chosen fields which include directors and officers liability and governance counsel. Mr. Machum is also Chair of the Halifax Port Authority, is a graduate of the Rotman School of Management’s Intensive Directors Education Program, University of Toronto, and is a member of the Institute of Corporate Directors and has also been granted the Institute of Corporate Director’s ICD.D Designation in recognition of his commitment to excellence in corporate governance. Mr. Machum has been involved with several community organizations including as a member of the Board of Governors of the Halifax Grammar School and as a member of the board of directors of Symphony Nova Scotia where he was also chair of the Governance Committee.

Robert (Rob) G. C. Sobey, a non-executive director of DHX, is past President and Chief Executive Officer of Lawtons Drugs having worked for Sobeys Inc. for 25 years, the last eight years as leader of Lawtons Drugs. Mr. Sobey serves on the boards of Empire Company Ltd., Sobeys Inc., Norvista Capital and Seafort Capital. Mr. Sobey has served on numerous volunteer boards and foundations, including the boards of Queen’s University, Nova Scotia College of Art and Design, Nova Scotia Community College, and the Art Gallery of Nova Scotia. Mr. Sobey is Chairman of the Sobey Art Foundation and the annual Sobey Art Award, as well as the D&R Sobey Scholarship Program. He is a Honourary Lifetime Governor of AGNS and sits on Britain’s Tate Museum’s American Patrons Committee, Dalhousie University’s Board of Governors, and the Queen’s University School of Business Advisory Board. Appointed Honourary Colonel of the 1st Field Artillery Regiment of Halifax in 2011, he received a Queen Elizabeth II Diamond Jubilee Medal for outstanding service. Mr. Sobey was selected Top CEO for Atlantic Canada in 2009 by Atlantic Business Magazine; he has an honors undergrad, an MBA, and the ICD.D designation.

Catherine Tait, a non-executive Director of DHX, is President of Duopoly Inc., a media consulting company. Ms. Tait has worked in the content production business for over 25 years in Canada and the U.S. She was the CEO and co-founder of iThentic in 2006, an Emmy Award winning digital content company named Canada’s Digital Company of the Year in 2012. Ms. Tait was President and Chief Operating Officer of Salter Street Films from 1997 until its sale to Alliance Atlantis in 2001. Prior to Salter Street Films, Ms. Tait was Executive Director of the Independent Feature Project, the largest independent film organization in the U.S. Ms. Tait began her career in the Canadian federal government at the Department of Communications and then at Telefilm Canada. She was appointed Canada’s Cultural Attaché to France in 1989. Ms. Tait is also co-founder and a Director of Hollywood Suite Inc., an independent Canadian broadcast company. She has served as a director of Aliant Inc. (2001 to 2006), CHUM Ltd (2004 to 2007) and the Canadian board of eOne Entertainment (2007 to 2010.) Ms. Tait holds a B.A. from the University of Toronto (1979), an M.Sc. from Boston University (1982) and a D.E.A. from l’Université de Paris (1983).

Donald Arthur Wright, a non-executive and Lead Director of DHX, is currently the President and Chief Executive Officer of The Winnington Capital Group Inc. He is an active investor in both the private and public equity markets. Mr. Wright’s career has spanned more than 30 years in the investment industry. He has held a number of leadership positions, including President of Merrill Lynch Canada; Executive Vice-President, Director and member of the Executive Committee of Burns Fry Ltd.; Chairman and Chief Executive Officer of TD Securities Inc.; and Deputy Chairman of TD Bank Financial Group. Mr. Wright serves as Chairman of the Board of Directors of GMP Capital Inc., Jaguar Resources Inc., and Mettrum Health Corp. He is also Chairman of the Board of Trustees of Richards Packaging Income Fund. He actively supports numerous charitable organizations. He is a member of the Board of Directors for MaRS Innovation Inc., and a member of the Royal Ontario Museum Governors’ Finance Committee He is also a past member of the Board of Trustees of The Hospital for Sick Children, and Past Chairman of the Board of Directors of VIA Rail Canada Inc.

To the knowledge of DHX, none of the proposed nominees for election as directors of DHX: (a) are, as at the date hereof, or have been, within 10 years before the date of this circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) are, as at the date of this circular, or have been within 10 years before the date of this circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) have, within the 10 years before the date of this circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee, except for the following:

i. Mr. Donald Wright was a director of Tuscany International Drilling Inc. (“Tuscany”) from December 2008 to February 14, 2015. On February 2, 2014, Tuscany announced that it and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd. (“Tuscany USA”) commenced proceedings under Chapter 11 of the United States Bankruptcy Code (“U.S. Code”) in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 Proceedings”) to implement a restructuring of Tuscany’s debt obligations and capital structure through a plan of reorganization under the U.S. Code. Tuscany also announced that it and Tuscany USA intend to commence ancillary proceedings in the Court of Queen’s Bench of Alberta under the Companies’ Creditors Arrangement Act to seek recognition of the Chapter 11 Proceedings and certain related relief. Tuscany’s plan of reorganization under Chapter 11 of the U.S. Code was approved on May 19, 2014.

ii. March Entertainment, a privately-held CGI animation studio based in Toronto, filed for bankruptcy on July 15, 2013 due to third party default on production financing. Ms. Tait was a director of the company from September, 2010 to October, 2012.

2.	Re-Appointment of Auditors and Authorization for Directors to Fix Their Remuneration

PricewaterhouseCoopers, LLP of 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3P6, Canada are the current auditors of DHX. PricewaterhouseCoopers, LLP is registered with the Institute of Chartered Accountants of Nova Scotia and has entered into an agreement with the Canadian Public Accountability Board. At the Meeting, Shareholders will be requested to re-appoint PricewaterhouseCoopers, LLP, as the independent auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the board of directors of the Company to fix the remuneration of the auditors of the Company. PricewaterhouseCoopers, LLP was first appointed as auditors of the Company on October 25, 2004.

The following table outlines the audit, audit-related, tax and other fees billed to the Company by its external auditor, PricewaterhouseCoopers, in each of the fiscal years ended June 30, 2014 and June 30, 2015.

Audit Fees
	Fiscal Year ended	Fiscal Year ended
Fees	June 30, 2014	June 30, 2015
Audit Fees(1)	$1,166,000	$1,575,000
Audit Related Fees(2)	$42,600	$359,176
Tax Fees(3)	$455,600	$158,731
All Other Fees	-	-

Total	$1,664,200	$2,092,907

(1)	Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant’s annual financial statements (2014 – $594,000 and 2015 – $759,000, reviews of the Registrant’s consolidated interim financial statements (2014 – $97,575 and 2015 – $220,000), and prospectus filings, business acquisition and stat audits (2014 - $474,425 and 2015 - $596,000).
(2)	Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under the Audit Fees item above. This category is comprised of fees billed for advisory services associated with the Registrant’s financial reporting, and includes production cost audits (2014 – $7,600 and 2015 – $83,322) and bank reporting (2014 – $35,000 and 2015 – $275,854).
(3)	Tax fees are defined as the aggregate fees billed for professional services rendered by the Registrant’s external auditor for tax compliance (2014 – $95,000 and 2015 – $108,301), tax advice and tax planning (2014 – $225,900 and 2015 – $50,430) and due diligence (2014 – $134,700 and 2015 – Nil).

The Company’s board of directors recommends that Shareholders vote “FOR” the re-appointment of PricewaterhouseCoopers, LLP as independent auditors for the Company until the next annual meeting of shareholders or until a successor is appointed and the authorization of the board of directors to fix the auditors’ remuneration. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers, LLP as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the board of directors to fix the remuneration of the auditors.

3.

Approval of the Performance Share Unit Plan as a treasury based plan and reservation of Common Voting Shares and Variable Voting Shares of the Company from treasury under the Performance Share Unit Plan

The Board has approved the adoption of a Performance Share Unit Plan (the “PSU Plan”), a copy of which is attached to this Circular as Appendix “A”, which it believes are in the best interests of the Company and Shareholders. The following is a description of the key terms of the PSU Plan, which is qualified in its entirety by reference to the full text of the PSU Plan.

Overview

The PSU Plan provides for the grant of performance share units (“PSUs”) and/or restricted share units (“RSUs”, and collectively with the PSUs, “Share Units”) to certain key executives and employees of the Company, as determined by the HRCC. The PSU Plan was designed to enhance shareholder value by:

(a)	focusing participants on, and reward participants for, achieving specific long-term financial goals and performance objectives;

(b)	promoting a greater alignment of interests between the Participants and the shareholders of the Corporation; and

(c)	assisting the Company in attracting, retaining and rewarding key executives and employees.

Eligibility under the PSU Plan is also extended to eligible executives and employees of the Company’s subsidiaries and affiliates, as set out more particularly in the terms of the PSU Plan.

A PSU is a performance-based notional share unit entitling the holder to a conditional right to payment where the value of each PSU vested and paid out is linked to the value of a Common Voting Share or Variable Voting Share, depending on the holder’s status as Canadian or a non-Canadian under the Direction. A RSU is a PSU for which there is no performance-based vesting condition.

Market Value

The number of Share Units granted to a participant under the Plans will be based on the amount of the grant, as determined by the HRCC, divided by the volume weighted average trading price of the Common Voting Shares or Variable Voting Shares of the Company, as applicable, for the 5 trading days prior to the effective date of the grant (the “Market Value”). Any dividends declared by the Company prior to settlement of the Share Units will result in the grant of an additional number of Share Units to the participant which is equal to the amount of the dividend multiplied by the number of Share Units held by such participant as of the record date of the dividend (which shall include any previous dividends declared by the Company with respect to such Share Units), and dividing the product of such amount by the Market Value of the Common Voting Shares or Variable Voting Shares of the Company, as applicable, as of the record date of the dividend.

Vesting

Vesting of the Share Units is subject to the discretion of the HRCC. Vesting of PSUs will typically depend on such financial, personal, operational or transaction-based performance criteria as determined by the HRCC at the time of granting an award of PSUs. Settlement of the PSUs shall generally occur within 90 days following vesting of the PSUs. Vesting of RSUs will typically depend on the continuous service of the participant for a period of time as determined by the HRCC, after which settlement shall occur. The vesting date for any Share Unit shall be determined by the HRCC at the time of grant, and shall not exceed three fiscal years from the date of grant.

Upon vesting, the Share Units held by participants may be settled in cash, by delivery of Common Voting Shares or Variable Voting Shares, as applicable, issued from treasury of the Company, by the delivery of Common Voting Shares or Variable Voting Shares, as applicable, purchased on the secondary market by a trustee appointed by the Corporation, or by a combination thereof, at the discretion of the HRCC. Settlement of vested Share Units by cash shall be made by payment by the Company to the participant of an aggregate amount equal to the Market Value of the Common Voting Shares or Variable Voting Shares of the Company, as applicable, on the settlement date multiplied by the number of Share Units being settled.

If upon a change of control, as defined in the PSU Plan, there is no longer a public market for the Voting Shares to determine Market Value, or in the opinion of the HRCC, performance measures are no longer appropriate or practically measurable, then the HRCC will determine and fix the settlement amount as it deems appropriate. In the event of any take-over bid, merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, business combination or similar transaction, that is not a change of control, in which the Company is not the surviving or continuing corporation, unless the surviving or continuing corporation assumes the Share Units, all unvested Share Units shall vest based on applicable performance measures achieved from the start of the term of such Share Units to a new vesting date determined by the HRCC. Any resulting vested Share Units shall be then be settled on the revised vesting date in accordance with the procedures described above.

Termination

Under the PSU Plan, unless otherwise determined by the HRCC, if the employment of a participant is terminated for cause or terminated as a result of the participant’s resignation before all of the Share Units granted to such participant have become vested and have settled, such Share Units which have not vested and been settled by the date of such participant’s termination will be forfeited immediately.

If the employment of a participant is terminated by the Company without cause, or where termination is the result of death of the participant, a proportion of the Share Units granted to the participant which have not vested shall vest on an accelerated basis by applying performance measures for which the applicable measurement period has been completed based on actual performance for such period, and, for performance measures for which the applicable measurement period has not been completed, by assuming the Company performs according to budget for such period and prorating the resulting vesting based on the number of days in the applicable measurement period that were worked or deemed worked prior to the termination compared to the total number of days in the applicable measurement period. Similarly, in the event that a participant ceases to actively render services to the Company as a result of leave on account of a disability in respect of which the participant commences receiving, or is eligible to receive, benefits under the Company’s long-term disability plan, or as a result of the retirement of the participant and the participant was employed by the Company for 10 years or less, a proportion of the Share Units granted to the participant which have not vested and settled shall vest on an accelerated basis by applying performance measures for which the applicable measurement period has been completed based on actual performance for such period, and, for performance measures for which the applicable measurement period has not been completed, by applying the actual performance of the Company for such period and prorating the resulting vesting based on the number of days in the applicable measurement period that were worked or deemed worked prior to the termination compared to the total number of days in the applicable measurement period. If the retiring participant was employed by the Company for more than 10 years, vesting shall continue on the original schedule. In each case, if a retiring participant accepts employment with a competitor of the Company prior to settlement of the Share Units, the termination of employment shall be treated as a resignation rather than a retirement.

Assignment

Participants are not permitted to assign or transfer Share Units or any other benefits granted to the participant under the PSU Plan other than by operation of law, with the exception of the receipt of any benefits which are payable under the terms of the PSU Plan upon the death of such participant by such participant’s designated beneficiary.

Amendments

The HRCC and/ or the Board has the discretion to make amendments to the PSU Plan which it may deem necessary from time to time, without having to obtain Shareholder approval (except to the extent that such amendment would constitute a material amendment to the PSU Plan under the rules of The Nasdaq Stock Market, LLC (“NASDAQ”)). Such amendments include, without limitation:

(a)	reduction of the number of Voting Shares issuable under the Plan;

(b)	increase or decrease the maximum number of Shares any single participant is entitled to receive under the PSU Plan;

(c)	any amendment pertaining to the vesting provisions of Share Units under the PSU Plan;

(d)	any amendment to the terms of the PSU Plan relating to the effect of termination, cessation or death of a participant on the right to exercise vested Share Units;

(e)	amend the settlement process for a vested Share Unit;

(f)	add and/or amend any form of financial assistance provision to the PSU Plan;

(g)	amend the eligibility requirements for participants in the PSU Plan, except to the extent such amendment permits non-employee directors of the Company to be participants under the PSU Plan;

(h)

allocate and reallocate among the PSU Plan and the Company’s other securities based compensation arrangements the maximum number of Shares issuable to participants pursuant to each securities based compensation arrangement;

(i)	any amendment as may be necessary or desirable to bring the PSU Plan into compliance with applicable laws;

(j)

any amendment to add covenants of the Company for the protection of participants, provided that the HRCC and/or the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interest of the participants;

(k)

any amendment not inconsistent with the PSU Plan as may be necessary or desirable with respect to matters or questions, which in the good faith opinion of the HRCC and/or the Board, having in mind the best interests of the participants, it may be expedient to make, provided that the HRCC and/or the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the participants; and

(l)

any such changes or corrections which, in the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the HRCC and/or the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interest of the participants.

The PSU Plan provides that no amendment to the PSU Plan or grants made pursuant to the PSU Plan may be made without the consent of a participant if it adversely alters or impairs the rights of the participant in respect of any grant previously granted to such participant under the PSU Plan, except that participant consent shall not be required where the amendment is required for purposes of compliance with applicable laws. The PSU Plan also provides that no amendments may be made without approval of Shareholders where such an amendment is proscribed by applicable law, including, without limitation the rules of the TSX and the NASDAQ (or other stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at such time), without approval of Shareholders. The following types of amendments to the provisions of the PSU Plan are also specifically prohibited without approval of Shareholders: (i) increase of the maximum number of shares issuable under the PSU Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such shares; (ii) amendments that would permit non-employee directors of the Corporation to be participants under the PSU Plan; and (iii) any amendments to the provisions of the PSU Plan dealing with amendment.

Maximum Shares

The PSU Plan provides that the maximum number of Voting Shares that may be issued to participants under all securities based compensation arrangements of the Company shall not exceed 8.5% of the total number of issued and outstanding Voting Shares, to be allocated among the securities based compensation arrangements by the HRCC from time to time.

Insider Participation Limits

Insiders of the Company are eligible to participate in the PSU Plan, however the PSU Plan limits insider participation such that the number of Shares of the Company issued under all securities based compensation arrangements of the Company within a one-year period and the number of Shares of the Company issuable at any time to insiders of the Company under all securities based compensation arrangements of the Company does not exceed 10% of the issued and outstanding Shares of the Company. The PSU Plan does not provide for a maximum number of shares which may be issued to an individual participant pursuant to the PSU Plan other than the insider participation limit.

U.S. Participants

The PSU Plan contains additional restrictions on awards granted to participants who are citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) intended to ensure that the PSU Plan will comply with Section 409A of the United States Internal Revenue Code of 1986, as amended from time to time, which primarily relate to the time for settlement of PSUs following a termination of employment, and generally require that PSUs be settled within 90 days unless the participant is a “specified employee” within the meaning of Section 409A, in which case settlement must be deferred until six months after the termination of employment.

TSX and NASDAQ Approval

The TSX Company Manual requires shareholder approval of security based compensation arrangements in respect of arrangements that involve the issuance from treasury or potential issuance from treasury of securities of the issuer. The PSU Plan provides for the potential issuance from treasury of Common Voting Shares and Variable Voting Shares of the Company at the discretion of the HRCC.

The NASDAQ Listing Rules require shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.

In connection with the PSU Plan, Shareholders will be asked to vote for or against the following resolution at the Meeting:

“BE IT RESOLVED THAT the Performance Share Unit Plan of the Company (“PSU Plan”), the material terms and conditions of which are described in the management information circular of the Company dated November 19, 2015 (the “Circular”), is hereby approved, and a number of Common Voting Shares and Variable Voting Shares equal to 8.5% of the outstanding Common Voting Shares and Variable Voting Shares outstanding from time to time, to be allocated among the security based compensation arrangements of the Company from time to time, are hereby reserved for issuance thereunder;

The Company’s board of directors has determined that the PSU Plan is in the best interests of the Company and its Shareholders and recommends that Shareholders vote “FOR” the foregoing resolutions approving the PSU Plan. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the the approval of the PSU Plan. Greater than 50% of the votes of Shareholders present in person or by proxy are required to approve the PSU Plan.

4.	Other Matters

The Company knows of no other matters to be submitted to the Shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Voting Shares they represent in accordance with their judgement on such matters.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Philosophy

DHX’s executive compensation practices are based on a pay-for-performance philosophy and designed to attract, motivate, and retain its executives and reward them for the Company’s financial and operational performance along with their individual contributions. The Company believes that this philosophy effectively supports the Company’s goals of becoming a leading international children’s and family entertainment company and increasing shareholder value through growth, both organically and via strategic acquisition.

Human Resources and Compensation Committee

The Company's executive compensation program is administered by the Human Resources and Compensation Committee of the Board (the “HRCC”). The HRCC is chaired by Robert Sobey and currently additionally composed of David Colville, Sir Graham Day, and Donald Wright. All of the members of the HRCC are independent directors. Each member’s qualifications are more particularly described in their biographies above under “Business of the Meeting”.

The primary functions of the HRCC are (i) determining and making recommendations with respect to all forms of compensation granted to the Chief Executive Officer and Executive Chair of the Company, (ii) reviewing, evaluating, and, if advisable, approving the Chief Executive Officer's and Executive Chair’s recommendations respecting compensation of other senior executives of the Company, including the Company’s NEOs, (iii) making recommendations concerning compensation of the Board, and (iv) overseeing succession planning for the executives of the Company as well as the talent management process. Typically, recommendations are made by the HRCC to the full board for its approval.

The HRCC ensures that the Company has high calibre executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The HRCC reviews and makes recommendations to the Company's Board regarding succession planning, including the appointment of the Company's executive officers, and for the establishment of, and any material changes to, executive compensation programmes, including that of the Chief Executive Officer. The HRCC also oversees the Company's employee compensation and benefits plans.

Compensation Advisors

The HRCC has retained an independent compensation advisor, Hugessen Consulting Inc. (“Hugessen”) to assist it in discharging its duties, including by providing advice on the competitiveness and effectiveness of the Company's compensation programs for the senior executives and managers of the Company and identifying a comparator group for the Company and assessing the Company’s executive compensation relative to such comparator group. In fiscal 2014 and fiscal 2015, the Company paid Hugessen $19,735.88 and $47,554.43, respectively, in consideration for services rendered with respect to advice concerning the Company’s executive compensation.

In addition to the HRCC’s compensation advisor, following fiscal 2015, the Company engaged Bay Street HR to assist the Company in implementing key recommendations made by Hugessen executive compensation matters. No fees were paid to Bay Street HR during, or with respect to services rendered in, the Company’s fiscal 2015.

Compensation Discussion and Analysis

Named Executive Officers

The Named Executive Officers (“NEOs”) of the Company for fiscal 2015 are:

•	Dana Landry, Chief Executive Officer (CEO)
•	Keith Abriel, Chief Financial Officers (CFO)
•	Michael Donovan, Executive Chairman
•	Peter Byrne, Group Managing Director of CPLG and EVP, DHX Brands
•	Joe Tedesco, SVP & GM, DHX Television

Objectives of the Compensation Program

The Company's compensation program is designed to encourage behaviour and performance among the Company's key employees, including its NEOs, which the HRCC believes is in the best interest of the Company’s Shareholders. The Company’s goal is to keep compensation consistent with its strategic business and financial objectives and to ensure that its executive compensation is competitive within the industry and markets in which it operates, while enabling the Company to attract, motivate and retain executive personnel as the Company feels necessary to maximize return to its Shareholders. The incentive portion of the compensation program rewards positive annual performance to increase performance relative to prior years.

Elements of the Compensation Program

Unless otherwise stated, the compensation of the Company’s executives is primarily comprised of base salary, performance-based annual bonus awards, and option-based awards. Each of these elements are discussed in more detail below. The NEOs are also entitled to participate in group benefits plans, such as health and dental insurance, which are available to all employees of the Company and which are comparable to those offered by industry peers, and other generally available benefit plans described in more detail below.

Base Salary

Overall remuneration for the Company’s executives is determined having regard to individual measures such as the executive's current responsibilities, their individual performance and years of experience. In establishing base salaries, the Company considers factors, such as current competitive market conditions and comparable compensation levels within the organization and outside the organization relative to companies within DHX’s peer group. When reviewing base salaries, the HRCC considers equitable factors, such as desire to maintain a similar level of compensation for a particular executive group, their respective function, as well as length of service and salaries offered by other comparable companies.

Performance-Based Annual Bonus

Performance-based annual bonuses are generally awarded to executives of the Company based on multiple predetermined individual performance criteria, including the financial performance of the Company and, if applicable, the business unit that the particular executive is responsible for, evaluations of personal job performance measured against objective business criteria and, in most cases, subject to limits prescribed by the executive’s employment agreement. Performance-based annual bonus awards are subject to the discretion of the HRCC. The performance criteria for evaluating annual bonuses for each NEO is discussed in more detail below under “Employment Agreements”.

Option-Based Awards

The amount of option-based awards given to executives in any given year, and any conditions imposed thereon, are designed to encourage the continued long term strategic planning on the part of the NEOs and other executives of the Company, to retain their services in subsequent years, and to relate long term compensation to long term Shareholder value. The Company's view is that, in appropriate circumstances, option-based awards can be an integral part of a balanced compensation program. The Company has entered into employment agreements with each of the NEOs that generally provide for option awards to be determined in the discretion of the HRCC and with the approval of the Board of the Company.

Performance Share Units and Restricted Share Units

The Company is in the process of seeking approval of the PSU Plan by its Shareholders, which, if approved, would provide for grants of PSUs and RSUs to key executives and employees of DHX, including the Company’s NEOs. The addition of the PSU Plan and awards made thereunder to the Company’s long term incentive compensation program is designed to enhance Shareholder value and align the interests of DHX’s participating executives and its Shareholders, among other things. The key elements of the PSU Plan are discussed above under “Business of the Meeting”. Subject to approval of the PSU Plan by the Company’s Shareholders, additional administrative elements, including performance-based vesting conditions, will be determined in accordance with the terms of the PSU Plan in the course of implementation.

Other Compensation Elements

Outside of the primary compensation elements described above, the Company also maintains an Employee Share Purchase Plan which is generally available to employees of the Company (subject to certain qualifying requirements), including the Company’s NEOs, and which encourages employees to accumulate savings through the ownership of DHX’s Voting Shares. Additional details concerning the Employee Share Purchase Plan can be found under "Employee Share Purchase Plan" below.

In fiscal 2015, the Company instituted a group registered retirement savings plan (the “RRSP Plan”) which is generally available to the Company’s full-time employees (subject to certain qualifying requirements), including the Company’s NEOs, and encourages employees to accumulate savings, providing for employer matching contributions of up to 5% of an employee’s salary, subject to applicable contribution limits.

Determining Compensation

The discretionary elements of the CEO’s compensation are determined by the HRCC based on a performance evaluation framework implemented by the Company for fiscal 2015, which is based on a mix of financial and non-financial performance metrics. The categories of performance metrics are weighted 80% towards corporate performance and 20% towards individual performance. The corporate performance category is further broken down into three specific performance metrics, including adjusted EBITDA growth of 12% and adjusted EBITDA dollar value above target, share price appreciation of 12%, and achieving the Company’s strategic imperatives which are designed to support the Company’s overarching corporate goal of being a leading international children’s and family entertainment company. Those corporate performance metrics are weighted among the 80% total at 40%, 20%, and 20%, respectively, with the financial metrics also being specifically articulated and formalized in the CEO’s employment agreement. The individual performance category is further broken down into two specific performance metrics, including achieving pre-determined annual business objectives designed to support the execution of the strategic imperatives of the Company and exhibition and demonstration of leadership attributes of the CEO linked to specific pre-determined annual performance criteria, which are weighted equally among the 20% total at 10% and 10%, respectively.

The Company is working towards developing a standardized performance evaluation framework for the balance of its NEOs and other executives and presently employs a similar evaluation process as used for the CEO in determining remuneration in respect of a fiscal year for non-CEO executives of the Company. The HRCC takes into account the overall financial performance of the Company as well as the specific performance of each executive in his or her functions, including the financial performance of the business division that an executive is responsible for, if applicable. In making its determination, no particular weight is given to one factor in relation to another (except with respect to the CEO’s compensation discussed above). Based on a review of all such relevant factors, the HRCC of the Company makes a determination as to the appropriate remuneration for each of the executives. A more standardized performance evaluation framework is being developed for non-CEO executives for fiscal 2016.

The Company's current compensation policy for its executive officers, including the NEOs, is intended to provide competitive rates of compensation that reflect the individual's performance and responsibilities. Incentive plans are provided to supplement base salary to various management levels in the Company based on the financial performance of the Company. The decision to award discretionary bonuses and/or to grant stock options under the Company’s stock option plan, as amended and restated (the “Stock Option Plan”), is tied to the particular meritorious performance of the individual in question and includes an evaluation and consideration of prior grants made. The CEO makes recommendations to the HRCC regarding the total remuneration and stock option grants for each of the Company's officers, other than for himself. The HRCC then reviews and submits its recommendations to the Board for consideration. The Board is responsible for approving the remuneration and stock option grants based on recommendations of the HRCC.

In order to effectively benchmark DHX’s executive compensation and support the Company’s compensation philosophy and practices, the HRCC has adopted a peer group of comparably-sized TSX publicly traded media companies. The Company is currently in the process of implementing such a peer group analysis approach to benchmarking its executive compensation policies and practices.

The HRCC believes that the criteria behind the Company's compensation decisions are appropriate and effective to make overall compensation levels competitive in order to attract and retain quality employees, but not excessive or out of step with market realities or the Company’s compensation peer group.

Compensation Related Risks

In reviewing the compensation of DHX's NEOs and other executives and exercising its discretion in making annual bonus and stock option grant decisions based on performance, the HRCC considers the mix of incentives created by different components of compensation and the effect those incentives may have on decisions being made by management, including the risk that such decisions may not be in the best interests of DHX and its Shareholders.

The HRCC believes that a number of its compensation practices mitigate the risk of misaligned incentives for the NEOs and other executives of the Company, including:

•	Base salaries are determined with reference to DHX's industry peers.
•	In assessing performance for the purposes of annual bonus awards, the HRCC refers to a variety of company-wide and individual performance measures targets to ensure that individual performance that is not reflected in the Company's overall performance is not excessively rewarded.
•	Annual bonus awards are generally capped and are not excessive relative to base salaries.
•	The compensation programs include a significant discretionary component allowing the HRCC to address compensation that does not otherwise reflect Company performance.
•	Option-based awards typically vest 25% per year over four years from the date of grant with reasonable exercise periods, providing a long term incentive to maximize share performance.
•	Employee share ownership is encouraged through DHX's Employee Share Purchase Plan.

The HRCC conducts annual reviews of the Company’s executive compensation policies and practices with the goal of, among other things, evaluating effectiveness. As a result of its review of DHX's executive compensation, the HRCC has concluded that there are no risks arising from its compensation programs which are reasonably likely to have a material adverse effect on DHX.

Performance Graph

The following graph compares the company’s cumulative total shareholder return (assuming a $100 investment on and reinvestment of dividends) (“TSR”) for its publicly traded shares on the TSX compared with that of the S&P/TSX composite index (the “S&P/TSX Index”).

Total Shareholder Return on $100 Investment June 30, 2010 to June 30, 2015(1)

As at June 30	2010 ($)	2011 ($)	2012 ($)	2013 ($)	2014 ($)	2015 ($)
DHX Media Ltd.(2)	100.00	109.76	135.37	389.63	825.73	1153.05
S&P/TSX Index	100.00	117.76	102.68	107.39	134.10	128.85

(1)	Past performance is not necessarily indicative of future results.
(2)

The information set forth in the charts above prior to October 9, 2014 is in respect of DHX’s common shares, which traded on the TSX under the symbol “DHX”. All information as of and following October 9, 2014 reflects a volume weighted average price of DHX’s Common Voting Shares and Variable Voting Shares on the TSX, which trade under the symbols “DHX.B” and “DHX.A”, respectively.

The above graph and table demonstrate a general increase, with significantly improved performance of the Company’s publicly traded shares for fiscal 2013 through 2015 highlighting the value DHX has created for its shareholders over the last five years. Over the period from June 30, 2010 to June 30, 2015 DHX delivered a TSR of 1,053% compared to 29% for the S&P/TSX Index. DHX’s shares outperformed the S&P/TSX Index by a factor of approximately 9 to 1 for such stated time period. Additionally, for fiscal 2015 the Company’s publicly traded shares outperformed the S&P/TSX Index generating TSR of 35% compared with -11% for the S&P/TSX Index.

The strong performance in the Company’s shares and delivery of significant TSR since fiscal 2013 illustrated in the performance graph above generally corresponds with an increased total compensation of the Company’s NEOs year over year. Such increase is further described and reflected in the "Summary Compensation Table" section immediately below.

Summary Compensation Table

The following table sets forth information regarding compensation of the Company's NEOs:

Annual Compensation
					Annual
	Fiscal Year		Share-Based	Option-Based	Incentive	All Other	Total
Name and Principal	Ended	Salary	Awards	Awards(6)	Plans	Compensation(7)	Compensation
Position	($)	($)	($)	($)	($)	($)	($)
Dana Landry(1)	2015	462,500	–	2,462,765	427,500	2,740	3,355,505
Chief Executive	2014	325,000	–	–	150,000	30,000	505,000
Officer	2013	325,000	–	332,259	182,000	–	839,259
Keith Abriel(2)	2015	247,500	–	430,984	164,700	7,330	850,514
Chief Financial
Officer
Michael Donovan(3)	2015	425,000	–	–	275,000	–	700,000
Executive Chairman	2014	425,000	–	–	150,000	–	575,000
	2013	397,740	–	–	200,000	–	597,740
Peter Byrne(4)	2015	371,299	–	424,625	436,133	92,825	1,324,881
Group Managing	2014	348,740	–	–	–	–	348,740
Director of CPLG	2013	131,258	–	63,000	138,982	–	333,240
and EVP, DHX
Brands
Joe Tedesco(5)	2015	297,917	–	492,553	350,550	14,599	1,155,618
SVP & GM, DHX
Television

(1)

Dana Landry resigned as CFO and was appointed CEO of the Company following the commencement of the Company’s 2015 fiscal year on July 31, 2014 and entered into an employment agreement with the Company in respect of such role as of such date, which provides for a total annual base salary of $475,000. In connection with entering into the CEO employment agreement, Mr. Landry was granted 1,000,000 Options with a fair market value of $2,462,765. Pursuant to Mr. Landry's previous employment agreement dated September 1, 2009, the Company recorded $Nil in 2013, $30,000 in fiscal 2014, and $Nil as non-cash compensation expense related to share purchase financing loan forgiveness which is reflected under “All Other Compensation”. Such share purchase financing loan has been fully repaid.

(2)

Keith Abriel was appointed as CFO of the Company following the commencement of the Company’s 2015 fiscal year on July 31, 2014 and entered into an employment agreement with the Company in respect of such role as of such date, which provides for a total annual base salary of $270,000. In connection with entering into the CFO employment agreement, Mr. Abriel was granted 175,000 Options with a fair market value of $430,984.

(3)

Michael Donovan resigned as CEO and was appointed Executive Chairman of the Company following the commencement of the Company’s 2015 fiscal year on July 31, 2014, remaining at a total annual base salary of $425,000.

(4)

Peter Byrne is paid his salary, bonus, and any other cash compensation in GBP. The conversion of Mr. Byrne's salary and other cash consideration paid over the course of the fiscal year from GBP to CAD was calculated using the Bank of Canada average noon exchange rate for the applicable period (1.8631). The conversion of Mr. Byrne's bonus for the financial year ended 2013 and 2015 from GBP to CAD was calculated using the Bank of Canada noon exchange rate on the date of payment of applicable amounts (January 23, 2015 – 1.8631; March 27, 2015 – 1.8717; October 23, 2015 – 2.0205; and November 13, 2015 – 2.0274). On July 1, 2014, Mr. Byrne entered into an amendment to his employment agreement with the Company which provided for a signing bonus of $93,500 in cash and 100,000 Options with a fair market value of $283,083.

(5)

Joe Tedesco joined the Company on July 31, 2014 in connection with the Company’s acquisition of DHX Television. As of such date, Mr. Tedesco entered into an employment agreement with the Company which provides for a total annual base salary of $325,000 and a signing grant of $200,000 in cash and 200,000 Options with a fair market value of $492,553.

(6)

Options vest at various times and expire 7 years from the date of issuance. Value shown is based on the grant date fair value of the applicable awards determined by multiplying the number of options granted by their value established according to the Black Scholes and Merton model. This value is the same as the fair value established in accordance with generally accepted accounting principles ("GAAP") (See assumptions below):

	Year Ended	Year Ended
	June 30, 2014	June 30, 2015
Weighted Average Fair value per option granted	$1.47	$2.79
Assumptions:
Weighted Average Risk-free interest rate	1.61%	1.39%
Weighted Average Expected dividend yield	1.16%	0.66%
Weighted Average Expected volatility	52%	44%
Weighted Average Expected life	4 years	4 years

(7)

The values in this column include all other compensation not reported in any other column of the table for each of the NEOs and specifically include Company contributions to the NEO’s account under the Company’s Employee Share Purchase Plan and RRSP Plan in Canada and Group Personal Pension Plan in the UK.

Incentive Plan Awards

The following table sets forth for each NEO the value vested or earned during the year ended June 30, 2015:

Incentive Plan Awards
	Option-Based Awards	Share Based Awards –	Non-Equity Incentive Plan
	Value Vested During	Value Vested During	Compensation – Value Earned
	2015	2015	During 2015
Name	($)	($)	($)
Dana Landry
	992,750	–	427,500
Keith Abriel
	–	–	164,700
Michael Donovan
	–	–	275,000
Peter Byrne
	86,250	–	436,133
Joe Tedesco
	–	–	350,550

The following table sets forth information regarding all option-based awards outstanding as at June 30, 2015 for each NEO:

Option-Based Awards
	Number of			Value of
	Securities			Unexercised in
	Underlying	Option		the Money	Number of Shares or
	Unexercised	Exercise Price	Option Expiration	Options	Units of Shares that
Name	Options	($)	Date	($)	have not Vested
	360,000	1.63	October 3, 2017	2,775,600	200,000
Dana Landry	1,000,000	7.13	August 5, 2019	2,210,000	1,000,000
Keith Abriel	175,000	7.13	August 5, 2019	386,750	175,000
Michael Donovan	–	–	–	–	–
	50,000	2.15	February 18, 2018	359,500	25,000
Peter Byrne	150,000	8.27	October 1, 2019	160,500	150,000
Joe Tedesco	200,000	7.13	August 5, 2019	442,000	200,000

During the fiscal year ended June 30, 2015, Dana Landry exercised 50,000 Options on December 19, 2014 and 90,000 on December 22, 2014.

Compensation of Directors

The Board determines the compensation for the Company’s directors on the recommendation of the CGNC, which, as part of its mandate, evaluates director compensation to ensure that it is competitive and aligns the interests of directors and Shareholders. DHX’s director compensation practices are intended to attract and retain experienced and effective directors to serve on the Board and align their interests with the interests of Shareholders.

The following table sets forth for the fiscal year ended June 30, 2015 information concerning the compensation paid to the Company's directors other than directors who are also NEOs, which directors are not provided with additional compensation for their role as a member of the Board (other than the reimbursement of traveling and other out-of-pocket expenses reasonably incurred by them in connection with the affairs of the Company):

Compensation of Directors
	Fees Earned	Option Based Awards	Other Compensation	Total
Director	($)	($)	($)	($)
Elizabeth Beale(1)	40,250	298,219	–	338,469
David C. Colville	52,500	283,084	–	335,584
Sir Graham Day	79,000	106,156	–	185,156
Geoffrey Machum	57,500	283,084	–	340,584
J. William Ritchie(2)	6,250	106,156	–	112,406
Rob Sobey	63,250	106,156	–	169,406
Catherine Tait(3)	36,250	298,219	–	334,469
Donald Wright	73,750	106,156	–	179,906

(1)

Elizabeth Beale was appointed as a director of the Company during the Company’s fiscal year 2015, which appointment was effective as of December 15, 2014. Fees earned by Ms. Beale as a director of the Company were for the period from December 15, 2014 to June 30, 2015.

(2)

J. William Ritchie resigned as a member of the Board during the Company’s fiscal 2015 year, which resignation was effective as of December 15, 2014. Fees earned by and Options awarded to Mr. Ritchie as a director of the Company were for the period from July 1, 2014 to December 15, 2014.

(3)

Catherine Tait was appointed as a director of the Company during the Company’s fiscal year 2015, which appointment was effective as of December 15, 2014. Fees earned by Ms. Tait as a director of the Company were for the period from December 15, 2014 to June 30, 2015.

The following table sets forth information regarding all option-based awards outstanding as at June 30, 2015 for each director of the Company other than the directors who are also NEOs:

Option-based Awards
	Number of			Value of
	Securities			Unexercised in
	Underlying	Option		the Money	Number of Shares or
	Unexercised	Exercise Price	Option Expiration	Options	Units of Shares that
Name	Options	($)	Date	($)	have not Vested
Elizabeth Beale	100,000	9.29	February 19, 2020	5,000	100,000
David C. Colville	100,000	8.27	October 1, 2019	107,000	100,000
	25,000	0.93	May 16, 2016	210,250	–
	45,000	1.81	November 21, 2017	338,350	30,000
	100,000	4.07	November 20, 2018	527,000	75,000
Sir Graham Day	37,500	8.27	October 1, 2019	40,125	37,500
Geoffrey Machum	100,000	8.27	October 1, 2019	107,000	100,000
	100,000	0.93	May 16, 2016	841,000
	60,000	1.81	November 21, 2017	451,800
	100,000	4.07	November 20, 2018	527,000
J. William Ritchie	37,500	8.27	October 1, 2019	40,125	–(1)
	60,000	1.81	November 21, 2017	225,900	30,000
	100,000	4.07	November 20, 2018	395,250	75,000
Rob Sobey	37,500	8.27	October 1, 2019	40,125	37,500
Catherine Tait	100,000	9.29	February 19, 2020	5,000	100,000
	100,000	0.93	May 16, 2016	578,000	–
	60,000	1.81	November 21, 2017	294,000	30,000
	100,000	4.07	November 20, 2018	264,000	75,000
Donald Wright	37,500	8.27	October 1, 2019	40,125	37,500

(1)

J. William Ritchie resigned as a member of the Board during the Company’s fiscal 2015 year, which resignation was effective as of December 16, 2014. In consideration of Mr. Ritchie’s services as a director from the formation of the Company to his resignation the Board approved the acceleration of all of his outstanding Options.

During the fiscal year ended June 30, 2015, Rob Sobey exercised 155,000 Options on October 17, 2014.

For the period from July 1, 2014 to February 13, 2015, all non-executive directors were paid an annual stipend of $25,000 and attendance fees of $1,000 per meeting, whether attendance is in person or via teleconference, with the Lead Director receiving an annual stipend of $35,000 and attendance fees of $1,000 per meeting. Non-executive directors who act as chair of any of the Audit Committee, Human Resources and Compensation Committee, and the Corporate Governance and Nominations Committee were paid an additional stipend of $12,500 during such period.

Effective as of February 13, 2015, and by approval of the Board on the recommendation of the Corporate Governance and Nominations Committee following review of a peer group comparison analysis conducted by the Company, the compensation of the directors of the Company was revised. Following such date, and for the remainder of the Company’s fiscal 2015 year, all non-executive directors were paid an annual stipend of $50,000 and attendance fees of $2,000 per meeting, whether attendance is in person or via teleconference, with the Lead Director receiving an annual stipend of $60,000 and attendance fees of $2,000 per meeting. Non-executive directors who act as chair of any of the Audit Committee, Human Resources and Compensation Committee, and the Corporate Governance and Nominations Committee were paid an additional stipend of $15,000 during such period.

All directors are entitled to be reimbursed for their traveling and other out-of-pocket expenses reasonably incurred by them in connection with the affairs of the Company.

In accordance with the Stock Option Plan, the HRCC may from time to time, in its exclusive discretion, recommend to the Board for approval the granting of Options to any of the non-executive directors on such terms and conditions as the HRCC determines to be in the best interests of the Company. All non-executive directors are entitled to receive from time to time such number of Options as the HRCC determines to be in the best interests of the Company having regard to the terms of the Stock Option Plan, the Company's capitalization and share price, the tax implications for the directors and such other factors as the HRCC deems relevant in its determination. Any options granted to directors vest at 25% per year over four years in equal instalments. Executive directors are not entitled to receive any Options in their capacity as directors.

Share Ownership Requirements/Guidelines

Although the Company does not maintain a policy concerning share ownership by its directors or officers (other than with respect to ownership of the PVV Shares by the CEO) or link its compensation decisions to share ownership levels, the Company believes that the current shareholdings of the directors and officers of the Company, in the aggregate, is at an appropriate level. If such ownership levels were to decline such that the Company believed ownership levels required reconsideration, it would consider instituting share ownership guidelines in order to correct any such issues.

Employment Agreements

DHX has entered into employment agreements with each NEO of the Company. A summary of the key compensation-related terms of the employment agreements for the NEOs is set forth below. Adjusted EBITDA is a non-GAAP financial measure used by the Company. Additional information concerning the Company’s use of non-GAAP financial measures can be found under “Use of Non-GAAP Financial Measures” in its Management’s Discussion & Analysis for fiscal 2015, which is incorporated herein by reference.

Dana Landry was appointed CEO of the Company during fiscal 2015 on July 31, 2014. As of such date Mr. Landry entered into a new employment contract with the Company which provides for a base salary of $475,000 along with a discretionary bonus in the event DHX achieves certain budgeted targets and performance metrics, including adjusted EBITDA and share price appreciation (described in more detail under “Determining Compensation” above), capped at 150% of base salary. In fiscal 2015 and in connection with his new appointment and accompanying employment agreement, Mr. Landry was also granted options to acquire an aggregate of 1,000,000 DHX shares, 500,000 of which are subject to customary vesting provisions (25% per year) and the remaining 500,000 are subject to accelerated vesting in the amount of 125,000 per year of his agreement in the event that DHX and Mr. Landry achieve the applicable performance targets (described in more detail under “Determining Compensation” above) and subject to the discretion of the HRCC. The term of Mr. Landry's employment agreement is four years with automatic renewal for an additional term of four years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. See “Termination and Change of Control Benefits” below for a summary of applicable terms in Mr. Landry’s employment agreement.

Keith Abriel was appointed CFO of the Company during fiscal 2015 on July 31, 2014. Mr. Abriel's employment agreement provides for a base salary of $270,000 and a discretionary bonus in the event that DHX achieves its budgeted targets, primarily performance targets based on adjusted EBITDA of the Company, from time to time. Pursuant to his employment contract, in fiscal 2015, DHX also granted Mr. Abriel options to acquire an aggregate of 175,000 DHX shares, subject to customary vesting provisions. Mr. Abriel's agreement is for a term of four years and automatically renews for a term of four years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. See “Termination and Change of Control Benefits” below for a summary of applicable terms in Mr. Abriel’s employment agreement.

Michael Donovan was appointed as Executive Chairman of the Company during fiscal 2015 on July 31, 2014 and entered into a new employment agreement with the Company on December 9, 2014, which provides for a base salary of $425,000 and a discretionary bonus in the event DHX achieves certain budgeted targets and performance metrics, including adjusted EBITDA and share price appreciation, which align with those of the CEO, capped at 150% of base salary. The term of Mr. Donovan’s new agreement is two years with automatic renewal for an additional term of two years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. See “Termination and Change of Control Benefits” below for a summary of applicable terms in Mr. Donovan’s employment agreement.

Peter Byrne’s employment agreement provides for a base salary of £200,000 and a bonus determined based on adjusted EBITDA performance targets for the divisions of the Company Mr. Byrne is responsible for (CPLG and DHX Brands). The employment agreement provides for three different levels of bonus determined by the board of his employer and calculable based on a percentage of Mr. Byrne's base salary (50%, 75% and 100%), corresponding to adjusted EBITDA targets specified in his employment agreement for each bonus level. Mr. Byrne's agreement commenced on February 1, 2013 and was amended on July 1, 2014. Mr. Byrne’s employment agreement may be terminated by either party with six months' prior written notice. See “Termination and Change of Control Benefits” below for a summary of applicable terms in Mr. Byrne’s employment agreement.

Joe Tedesco joined the Company with the acquisition of DHX Television and entered into an employment agreement with the Company on July 31, 2014 on closing of such acquisition. The employment agreement provides for a base salary of $325,000, which is to be reviewed annually, and a bonus determined based on adjusted EBITDA performance targets for the division of the Company Mr. Tedesco is responsible for (DHX Television). Mr. Tedesco’s employment agreement does not have a specified term. See “Termination and Change of Control Benefits” below for a summary of those terms in Mr. Tedesco’s employment agreement.

All NEO employment agreements additionally include the following terms in substantially similar form: (i) intellectual property developed by the executive in the course of employment remains the exclusive property of the Company; (ii) non-solicitation of employees of the Company during the term of employment and for a six month period following termination; (iii) non-competition with the employer during the term of employment and for six months following termination; and (iv) non-disclosure of confidential information of the Company.

Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables, and benefits to which each NEO would be entitled under their present employment agreement and applicable plans, assuming resignation, termination for cause, termination without cause, and termination without cause or resignation due to a material reduction or change in job responsibilities (or in the case of Peter Byrne, termination by the employee for fundamental breach of the employment agreement by the employer) within six months following a change of control (double trigger), assuming the triggering event took place on June 30, 2015.

		Cash Severance	Short-Term Incentive	Stock Options	Total
Name	Departure Scenario(2)	($)	($)	($)	($)
Dana Landry	Resignation	–	–	–	–
	Termination for Cause	–	–	–	–
	Termination without Cause	712,500	285,000	–	997,500
	Change of Control	712,500	285,000	3,752,000(3)	4,749,500
Keith Abriel	Resignation	–	–	–	–
	Termination for Cause	–	–	–	–
	Termination without Cause	405,000	–	–	405,000
	Change of Control	405,000	–	–	405,000
Michael Donovan	Resignation	–	–	–	–
	Termination for Cause	–	–	–	–
	Termination without Cause	637,500	–	–	637,500
	Change of Control	637,500	–	–	637,500
Peter Byrne(1)	Resignation	–	–	–	–
	Termination for Cause	–	–	–	–
	Termination without Cause	196,140	–	–	196,140
	Change of Control	392,280	–	–	392,280
Joe Tedesco	Resignation	–	–	–	–
	Termination for Cause	–	–	–	–
	Termination without Cause	650,000	337,688	–	987,688
	Change of Control	–	–	–	–

(1)

As noted under Note 4 to the Summary Compensation Table above, Peter Byrne is paid in GBP. The conversion of Mr. Byrne's cash severance from GBP to CAD on termination without cause and change of control was calculated using the Bank of Canada noon exchange rate on the assumed date of payment (June 30, 2015) which was 1.9614.

(2)	Please see the tables below for a description of the entitlements of each NEO under applicable departure scenarios.
(3)	The closing share price (DHX.B) as of June 30, 205 was $9.34.

The following is a summary of the terms and entitlements with respect to the applicable departure scenarios afforded to each NEO under his employment agreement or applicable compensation plans as of June 30, 2015.

Dana Landry
Resignation	-	Vested options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested options terminate immediately
	-	If resignation occurs prior to the end of the term of the employment agreement, no further benefits are due to the executive; if resignation occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $237,500 (6 months base salary), unless the executive’s 6 month non-competition agreement is waived
Termination for Cause	-	All vested and unvested options terminate immediately
	-	No further benefits are due to the executive
Termination without Cause	-	Vested options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested options terminate immediately
	-	If termination occurs prior to the end of the term of the employment agreement, then the executive is entitled to $712,500 (18 months base salary) along with base bonus of $285,000 and any accrued bonus to the date of termination; if termination occurs at the end of the term of the employment agreement with 6 months’ notice, then the executive is entitled to $475,000 (12 months base salary) along with base bonus of $285,000 along with any accrued bonus to the date of termination

Dana Landry
Change of Control	-	All unvested options immediately accelerate
	-	Executive is entitled to $712,500 (18 months base salary) along with base bonus of $285,000 and any accrued bonus to the date of termination

Keith Abriel
Resignation	-	Vested options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested options terminate immediately
-	If resignation occurs prior to the end of the term of the employment agreement, no further benefits are due to the executive; if resignation occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $135,000 (6 months base salary), unless the executive’s 6 month non-competition agreement is waived
Termination for Cause	-	All vested and unvested options terminate immediately
	-	No further benefits are due to the executive
Termination without Cause	-	Vested options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested options terminate immediately
	-	If termination occurs prior to the end of the term of the employment agreement, then the executive is entitled to $405,000 (18 months base salary) along any accrued bonus to the date of termination; if termination occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $270,000 (12 months base salary) along with any accrued bonus to the date of termination
Change of Control	-	All options terminate immediately prior to change of control unless assumed by successor; the Board may make a determination of acceleration of vesting
	-	Executive is entitled to $405,000 (18 months base salary) along with any accrued bonus to the date of termination

Michael Donovan
Resignation	-	Vested options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested options terminate immediately
	-	If resignation occurs prior to the end of the term of the employment agreement, no further benefits are due to the executive; if resignation occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $212,500 (6 months base salary), unless the executive’s 6 month non-competition agreement is waived
Termination for Cause	-	All vested and unvested options terminate immediately
	-	No further benefits are due to the executive
Termination without Cause	-	Vested options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested options terminate immediately
	-	If termination occurs prior to the end of the term of the employment agreement, then the executive is entitled to $637,500 (18 months base salary) along with any accrued bonus to the date of termination; if termination occurs at the end of the term of the employment agreement with 6 months’ prior notice, then the executive is entitled to $425,000 (12 months base salary) along with any accrued bonus to the date of termination
Change of Control	-	All options terminate immediately prior to change of control unless assumed by successor; the Board may make a determination of acceleration of vesting

Michael Donovan
	-	Executive is entitled to $637,500 (18 months base salary) along with any accrued bonus to the date of termination

Peter Byrne
Resignation	-	Vested options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested options terminate immediately
	-	Following resignation, the executive will be entitled to 6 months base salary, provided that he complies with the non-competition, non-solicitation, and non-disparagement provisions in the employment agreement
Termination for Cause	-	All vested and unvested options terminate immediately
	-	Following termination, the executive will be entitled to 6 months base salary, provided that he complies with the non-competition, non-solicitation, and non-disparagement provisions in the employment agreement
	-	No further benefits are due to the executive
Termination without Cause	-	Vested options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested options terminate immediately
	-	On termination without cause (immediate effect), the executive is entitled to £100,000 (6 months base salary)
	-	Following termination, the executive will be entitled to 6 months base salary, provided that he complies with the non-competition, non-solicitation, and non-disparagement provisions in the employment agreement
	-	If termination arises as a result of death, redundancy, or injury, ill-health or disability, the executive will be entitled to a pro-rated bonus for months worked during the applicable year
Change of Control	-	All options terminate immediately prior to change of control unless assumed by successor; the Board may make a determination of acceleration of vesting
	-	Executive is entitled to £200,000 (12 months base salary), conditional upon the executive complying with his obligations under the employment agreement relating to confidentiality, employer ownership of intellectual property, non-competition, non-solicitation, and non-disparagement provisions, and all other obligations on termination of the employment agreement

Joe Tedesco
Resignation	-	Vested options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested options terminate immediately
Termination for Cause	-	All vested and unvested options terminate immediately
	-	No further benefits are due to the executive
Termination without Cause	-	Vested options must be exercised by the earlier of 90 days following resignation and expiry of the term; all unvested options terminate immediately
	-	Executive is entitled to $650,000 (24 months base salary) along with a payment on account of bonus in the amount of $337,688
Change of Control	-	All options terminate immediately prior to change of control unless assumed by successor; the Board may make a determination of acceleration of vesting

Advisory Vote on Executive Compensation

Although the Company has not yet voluntarily adopted a ‘say on pay’ advisory vote resolution on its executive compensation and it is presently not required to do so, the Company is actively considering implementing one for its fiscal 2016 annual general meeting. The Company has not received a Shareholder proposal requesting an advisory vote on its executive compensation.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out the number of securities authorized for issuance under DHX's equity compensation plans approved by securityholders as of June 30, 2015. Other than the PSU Plan, which will be voted on at the Meeting and accordingly has not yet been approved by the Company’s Shareholders, DHX does not have any equity compensation plans that have not been approved by its securityholders.

	Number of securities to	Weighted-average	Number of securities remaining
	be issued upon exercise	exercise price of	available for future issuance under
	of outstanding options,	outstanding options,	equity compensation plans (excluding
	warrants and rights	warrants and rights	securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans
approved by securityholders
Stock Option Plan(1)
Common Voting Shares	6,028,750	$4.98
Variable Voting Shares	325,000	$7.32
			Total: 4,804,658
Employee Share Purchase Plan(2)
Common Voting Shares	–	–	375,998
Variable Voting Shares	–	–	–
Total(3)	6,353,750	$5.10	5,180,656

(1)

The formula for calculating the number of shares available for issuance under the Stock Option Plan is described in more detail below. As of June 30, 2015, no specific allocation between Common Voting Shares and Variable Voting Shares existed under DHX’s Stock Option Plan.

(2)	As of June 30, 2015, the Employee Share Purchase Plan was only available to Canadian employees of the Company and accordingly no Variable Voting Shares were reserved for issuance under such plan.
(3)	As of November 10, 2015, the weighted average exercise price of all outstanding Options was $5.82 and the weighted average remaining term was 3.8 years.

Stock Option Plan

In 2006, Shareholders approved the adoption of the Stock Option Plan. In 2009, the TSX and the Company's Shareholders approved a resolution, to increase the number of DHX shares reserved for issuance under the Stock Option Plan to 9% of the total number of shares of the Company issued and outstanding from time to time and certain additional amendments to the Stock Option Plan. On September 30, 2014 the Company’s Shareholders approved, ratified and confirmed the unallocated options, rights and other entitlements under the Stock Option Plan. Effective as of October 6, 2014, as a result of the approval of the reorganization of the Company’s share capital structure, the shares subject to the Stock Option Plan and all options outstanding under the Stock Option Plan were automatically adjusted to be Common Voting Shares or Variable Voting Shares, as applicable, replacing the cancelled Common Shares.

In connection with the Company’s listing of its Variable Voting Shares on the NASDAQ Global Select Market (the “NASDAQ Exchange”), effective as of September 23, 2015, the Stock Option Plan was amended and restated in order to make certain housekeeping and clerical changes and to ensure compliance with applicable U.S. laws, regulations, and policies. On September 30, 2015, the Company registered a total of 750,000 Variable Voting Shares under the United States Securities Act of 1933, as amended, pursuant to a registration statement on Form S-8 for issuance to U.S. participants under the Stock Option Plan. Additionally, effective November 12, 2015, the Company’s Board reduced the maximum number of Voting Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Company to 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, to be allocated among the security based compensation arrangements of the Company by the HRCC. Such amendments to the Company’s Stock Option Plan were completed without Shareholder approval in accordance with the terms of the Stock Option Plan, which provides that the Board may amend the Stock Option Plan without the approval of Shareholders, including amendments that (i) are housekeeping or clerical changes, (ii) clarify any provision in the plan, or (iii) ensure compliance with applicable, laws, regulations or policies of any governmental authority or stock exchange, in all cases subject to (A) any regulatory or stock exchange approval requirements and (B) certain other types of amendments set out in the Stock Option Plan which specifically require Shareholder approval (all as described in more detail below).

Under the Stock Option Plan, options to purchase Voting Shares ("Options") may be granted to full-time employees, consultants or directors of DHX, its subsidiaries and their respective successors and assigns. The exercise price of any Option to be granted under the Stock Option Plan is determined by the Board, but shall not be less than the closing price of the Voting Shares on the day immediately preceding the date of grant on the quotation system or stock exchange which had the greatest volume of trading of Voting Shares on the applicable trading day. As of November 10, 2015, there were Options to purchase 7,597,125 Voting Shares issued and outstanding under the Stock Option Plan, representing approximately 6% of DHX’s issued and outstanding Voting Shares. The maximum number of Voting Shares reserved for issuance under the Stock Option Plan and all other security based compensation arrangements of the Company is equal to 8.5% of the total number of Voting Shares of the Company issued and outstanding from time to time, to be allocated among the security based compensation arrangements of the Company by the HRCC. As a result, should DHX issue additional Voting Shares in the future, the number of Voting Shares issuable under this Stock Option Plan will increase accordingly. The Stock Option Plan of DHX is considered an "evergreen" plan, since the Voting Shares covered by Options which have been exercised shall be available for subsequent grants.

The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding securities of DHX. Moreover, the number of securities issued to insiders of DHX within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities of DHX.

Under the Stock Option Plan, each Option will vest over such period as determined at the time of issue; provided that, if no vesting period is determined at the time of issue, no more than 25% of the Voting Shares subject to the Option will be exercisable during each twelve month period from the date of the grant.

Each Option, unless terminated pursuant to the Stock Option Plan, will expire on a date to be designated by DHX at the time of the grant of the Option, however, such date can be no later than the date that is seven years after the date on which the Option was granted, except that if a holder of an Option (an "Optionholder") cannot exercise an Option because the Option expires during or within 10 business days of the end of a Blackout Period of the Company that is applicable to the Optionholder, the Option may be exercised up to 10 business days after that Blackout Period ends. "Blackout Period" means the period during which the relevant Optionholder of the Company is prohibited from exercising an option due to trading restrictions imposed by the Company.

If an Optionholder resigns, ceases to be an employee of DHX or ceases to be engaged by DHX, vested Options held by such holder may be exercised prior to the earlier of the 90th day following such occurrence and the expiry of the period during which the Options are otherwise exercisable. If an Optionholder is discharged or terminated as an employee or officer of DHX for cause or ceases to be engaged by DHX as a consultant for cause or breach of duty, or if a director is removed as a director of DHX by action of the Board of the Company or the Shareholders, each and every Option granted to such Optionholder shall immediately cease and terminate and be of no further force or effect whatsoever as to Voting Shares in respect of such Options, regardless of whether or not such Options had vested with respect to such Voting Shares.

In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any vested Option held by such Optionholder at the time of his or her death will expire and terminate on the earlier of (i) the 180th day following the date of death, unless DHX receives a notice from the legal representatives of the deceased stating that they wish to exercise the Option in respect of up to the number of Voting Shares that the deceased could have exercised at the date of his or her death, in which case the Option as it relates to such Voting Shares will not expire and DHX will issue to the estate of the deceased that number of Voting Shares as were specified in the notice of exercise, and (ii) the expiry of the period during which the Option is exercisable, or such later date within one year following the date of death of the Optionholder as DHX may in its discretion designate. In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any unvested or expired Option may, with the prior written consent of DHX, be exercised by the deceased's legal representatives with respect to up to that number of Options as DHX may designate and advise such legal representatives of by notice in writing given within one year following the date of the death of the Optionholder, provided that any such exercise is made by the deceased Optionholder's legal representatives pursuant to a written notice given by them to DHX on or prior to the earlier of the 60th day following the giving of such notice by DHX and the expiry of the period during which the Option is exercisable.

The following types of amendments to the Stock Option Plan require the approval of the Shareholders: (i) any amendment to the amendment provisions; (ii) any increase in the maximum number of Voting Shares issuable under the Stock Option Plan; (iii) any change in the exercise price and term of Options held by insiders under the Stock Option Plan; and (iv) any amendment to the Stock Option Plan which requires the approval of the Shareholders under any applicable securities laws or requirements (including without limitation the TSX rules and policies). Amendments to the Stock Option Plan that are not subject to Shareholder approval may be implemented by DHX without Shareholder approval, subject to any approval required by the rules of any stock exchange on which the Voting Shares are listed and any other requirements of applicable law. Such amendments include, without limitation, housekeeping changes, clarifications, ensuring compliance with applicable law and amending the Stock Option Plan or Options under the Stock Option Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed 7 years from the date the Option is granted and that such Option is not held by an Insider (as defined in the Stock Option Plan)), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider (as defined in the Stock Option Plan)) and method of determining the subscription price, assignability and effect of death, disability, termination of a participant's employment or cessation of the participant's directorship. The Stock Option Plan prohibits repricing Options notwithstanding the amendment provisions summarized above.

DHX may, in its sole discretion, make loans or provide guarantees for loans by financial institutions to assist participants to purchase Voting Shares upon the exercise of the Options so granted and if such a loan is made by DHX, it shall be secured by the shares purchased with the proceeds of such loans. In the event of a corporate transaction (including a change of control) the Board of the Company may accelerate the vesting of any Option and Options terminate immediately prior to the effective date of such corporate transaction. The interest of any Optionholder under the Stock Option Plan or in any Option is not transferable. In the event of, among other things, an amalgamation, arrangement or take-over bid affecting DHX, the Board will make an equitable adjustment to any Options then outstanding and in the exercise price in respect of such Options.

Employee Share Purchase Plan

In 2007, Shareholders approved the adoption of the employee share purchase plan (the "ESPP"). In connection with the Company’s listing of its Variable Voting Shares on the NASDAQ Exchange and opening the ESPP to non-Canadian employees of the Company, effective as of September 23, 2015, the ESPP was amended and restated in order to make certain housekeeping and clerical changes and to ensure compliance with applicable U.S. laws, regulations, and policies. Such amendments to the ESPP were completed without Shareholder approval in accordance with the terms of the ESPP, which provides that the Board may amend the ESPP without the approval of Shareholders, including amendments that (i) are housekeeping or clerical changes, (ii) clarify any provision in the plan, or (iii) ensure compliance with applicable, laws, regulations, or policies of any governmental authority or stock exchange, in all cases subject to (A) any regulatory or stock exchange approval requirements and (B) certain other types of amendments set out in the ESPP which specifically require Shareholder approval, including amendments to the amending provisions, any increase in the maximum number of shares issuable under the plan, and any change in the manner of determining the purchase price of shares under the plan.

The Company initially reserved an aggregate of 450,000 shares for issuance under the ESPP. As of June 30, 2015, there were 375,998 Voting Shares in aggregate reserved for issuance under the ESPP. On September 30, 2015, the Company registered a total of 50,000 Variable Voting Shares under the United States Securities Act of 1933, as amended, pursuant to a registration statement on Form S-8 for issuance to U.S. participants in the ESPP.

Any designated person regularly employed by DHX or any of its subsidiaries is eligible to become a member of the ESPP upon the later of November 6, 2007 or the completion of one year of continuous service as an employee of

DHX. The administrator of the plan is Computershare or such other person appointed by DHX to purchase, hold and distribute the Voting Shares in accordance with the terms and provisions of the ESPP.

Pursuant to the ESPP, members participating in the plan may make contributions, by payroll deduction only, at a rate of between 1% and 10% of their salary. DHX then remits the payroll deductions to the administrator who purchases Voting Shares from the treasury of DHX at a purchase price equal to the 10 day volume weighted average price of the Voting Shares traded on the TSX less 15%. Therefore, the purchase price of the Voting Shares pursuant to the ESPP could be below the market price (as defined in the TSX Company Manual) of the Voting Shares. The purchased Voting Shares are credited to an account maintained for the member by DHX.

If a member of the ESPP terminates employment with DHX, retires from employment at DHX or otherwise elects to withdraw from participation in the ESPP, the member will have the choice to receive (i) the number of whole Voting Shares credited to his or her account, or (ii) the cash equivalent of the value of the whole Voting Shares credited to his or her account, less any brokerage fees as determined by the administrator of the ESPP. A member of the ESPP may elect, from time to time, to sell all or part of the Voting Shares credited to the member's account in accordance with DHX's Insider Trading Policy by completing and filing with DHX a seven day prior notice on a form prescribed by DHX.

The ESPP may be terminated at any time by the Board, in which event each member of the ESPP shall receive, as soon as practicable following the effective date of termination of the ESPP, the number of whole Voting Shares in his or her account and a cash payment for any fractional Voting Shares held in his or her account.

In the event that the Voting Shares are subdivided, consolidated, converted or reclassified by DHX, or any action of a similar nature affecting the Voting Shares is taken by DHX, the Voting Shares held by the administrator of the ESPP for the benefit of the ESPP members shall be appropriately adjusted.

In the event a subsidiary company ceases being a subsidiary, each employee of such subsidiary shall cease being a member of the ESPP and will receive the number of whole shares in his or her account and a cheque for fractional shares.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management of the Company consider good corporate governance to be central to the effective operation of the Company and the enhancement of the interests of its Shareholders. Set out below is a description of certain corporate governance practices of the Company, as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Board of Directors

The Board of the Company has adopted a mandate, the full text of which is attached hereto as Appendix “B”. Pursuant to the Board’s mandate (the “Board Mandate”), the members of the Board have the duty to supervise the management of the business and affairs of the Company and are responsible for providing direction to senior management through the CEO, to pursue the best interests of the Company. The Board Mandate sets out the duties and responsibilities of the Board, including in matters of independence, strategic planning, risk management, human resources management, corporate governance, financial information and reporting, corporate communications and disclosure, and the establishment of committees of the Board.

The Board of the Company is responsible for establishing independence standards for its member directors in accordance with all binding requirements of the TSX and the rules of NASDAQ on which the Company’s Voting Shares are listed as well as all other applicable laws, rules, and regulations, including applicable securities laws, rules, and regulations. At least annually, the Board affirmatively determines the independence of each director in accordance with such standards.

The Board has determined that the independent directors of the Company proposed in this Circular are Sir Graham Day, Robert Sobey, Donald Wright, David Colville, Geoffrey Machum, Elizabeth Beale, and Deborah Drisdell. Michael Donovan, Executive Chairman, Michael Hirsh, Vice Chairman (who was a member of the Board during fiscal 2015, but is not proposed for reappointment), and Dana Landry, CEO, are not independent directors of the Company by virtue of their current or former positions as executive officers of the Company, as applicable. Catherine Tait is also not an independent director of the Company by reason of her provision of consulting services to the Company in connection with the Company’s acquisition of DHX Television. Accordingly, if the directors proposed in this Circular are appointed at the Meeting, 7 out 10 of the Company’s directors, representing a majority of the Board, would be considered independent, including the Lead Director, Donald Wright.

To facilitate full and frank discussion, any independent director may at any time request an in camera portion of a meeting of the Board, at which non-independent directors and members of management of the Company are not in attendance. Additionally, pursuant to the Board Mandate, at least twice per year, the Board holds meetings at which management of the Company and other non-independent directors are not present. The Board may also refer certain issues and matters that arise from time to time to a special committee comprised entirely of independent directors for their consideration.

The Company’s By-Laws provide that quorum for the transaction of business at any meeting of the Board shall consist of a majority of the minimum number of directors required by the Company’s Articles, which minimum is three directors, or such greater number as the Board may determine from time to time. The Board has determined that the Company requires a majority of directors present at any meeting and endeavours to encourage attendance and, to the extent possible, schedule meetings well in advance so that all directors are able to attend either in person or via telephone. The By-Laws further provide that the Board shall not transact business at any meeting, other than filling a vacancy in the Board, unless at least 25 per cent of the directors present are resident Canadians, or if the Company has fewer than four directors at least one director present is a resident Canadian, except where a resident Canadian approves in writing the business transacted and had that director been in attendance the required number of resident Canadian directors would have been satisfied. In the case of an equality of votes at a meeting of the Board, the Chair shall not be entitled to a second or casting vote.

The following table summarizes the directors of the Company who are also directors of a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction:

Director	Company
Empire Company Limited
Robert Sobey	Norvista Capital
GMP Capital Inc.
Jaguar Resources Inc.
Richard’s Packaging Income Fund
Donald Wright	Mettrum Ltd.

Between July 1, 2014 and June 30, 2015, the Board and its committees held the following number of meetings:

Meetings of the Board of Directors and Committees
Number of Meetings
Board of Directors	6
Audit Committee	4
Human Resources and Compensation Committee	7
Production Finance Committee	–
Corporate Governance and Nominations Committee	4
Special Committee	1

The attendance of the directors for fiscal 2015 at such meetings was as follows:

Attendance
Governance
Directors	Board	Audit Committee	HRCC	Committee	Special Committee
Elizabeth Beale(1)	3 of 3	1 of 1	–	–	–
David Colville(2)	6 of 6	2 of 2	2 of 2	–	–
Sir Graham Day	6 of 6	4 of 4	7 of 7	4 of 4	1 of 1
Michael Donovan	6 of 6	–	–	–	1 of 1
Michael Hirsh(3)	6 of 6	–	–	–	–
Dana Landry(4)	4 of 4	–	–	–	1 of 1
Geoffrey Machum(5)	6 of 6	2 of 2	–	2 of 2	–
Robert Sobey	6 of 6	–	7 of 7	–	–
Catherine Tait(6)	3 of 3	–	–	–	–
Donald Wright	5 of 6	3 of 4	6 of 7	3 of 4	1 of 1

(1)

Elizabeth Beale was appointed as a director of DHX on December 15, 2014 and accordingly was not eligible to attend any meetings of the Board or the Audit Committee during the Company’s fiscal 2015 for the period from July 1, 2014 to December 15, 2014. During such period, 3 meetings of the Board and 3 meetings of the Audit Committee were held.

(2)

David Colville was appointed as a member of the HRCC on November 12, 2014 and accordingly did not attend any meetings of such committee during the Company’s fiscal 2015 for the period from July 1, 2014 to November 12, 2014. During such period, 5 meetings of the HRCC were held.

(3)	Michael Hirsh is not a candidate for reappointment as a director of the Company.
(4)

Dana Landry was appointed as a director of DHX on September 23, 2014 and accordingly was not eligible to attend any meetings during the Company’s fiscal 2015 for the period from July 1, 2014 to September 23, 2014. During such period, 2 meetings of the Board were held.

(5)

Geoffrey Machum was appointed as a member of the Corporate Governance and Nominations Committee on November 12, 2014 and accordingly did not attend any meetings of such committee during fiscal 2015 prior to the date of Mr. Machum’s appointment on November 12, 2014, of which there were 2. Mr. Machum was appointed as a member of the Audit Committee on November 12, 2014 and subsequently resigned from such committee on May 28, 2015. During his tenure, 2 meetings of the Audit Committee were held.

(6)

Catherine Tait was appointed as a director of DHX on December 15, 2014 and accordingly was not eligible to attend any meetings of the Board during the Company’s fiscal 2015 for the period from July 1, 2014 to December 15, 2014. During such period, 3 meetings of the Board were held.

Position Descriptions

The Board has developed written position descriptions for the positions of CEO, Chair and Lead Director. The Lead Director position was formed to formalize a leadership role among the Company’s independent directors and to ensure that there is a process available to address comments or issues which any director may have in relation to independence and overall functioning of the Board and its Committees. The Lead Director meets with the CEO and Executive Chairman on an annual basis and chairs all meetings of the independent members of the Board, among other responsibilities, including the evaluation of Board members.

The Board has not developed written position descriptions for the chairs of its committees. The Board and the Company are of the view that the individuals appointed to occupy such chair positions have significant experience from acting in similar or other capacities on the boards of other companies. Additionally, the Board has developed a mutual understanding concerning the roles and responsibilities of these positions and believes that such roles and responsibilities are effectively delineated without a formal structure. The Board discusses any proposed changes to the roles and responsibilities for these positions before such changes are implemented. The Company facilitates access to independent advisors for guidance where necessary in the opinion of the Chair of the Board or any of its committees.

Orientation and Continuing Education

New members of the Board are offered an orientation program commensurate with their experience in the film and television production, distribution, broadcasting, and merchandising and licensing businesses. Each new member meets with the Chair of the Board, and the chairs of each of the Board committees to discuss the role of the Board and its committees and members. In addition, each new member of the Board is provided with a package containing the following documents of the Company: (i) Mandate for the Board of Directors, (ii) Audit Committee Charter, (iii) Human Resources and Compensation Committee Charter, (iv) Corporate Governance and Nominations Committee Charter, (v)

Whistleblower Program, (vi) Code of Business Conduct and Ethics, (vii) Insider Trading Policy, (viii) Disclosure Policy, along with certain additional documents pertinent to the member’s role as a director, including corporate documents of the Company and recent public filings of the Company. The Company also makes all public filings of the Company during the preceding 24 months available to any new Board member and each new Board member is also provided with the opportunity to meet in person to discuss the nature and operation of the Company’s business with each of the

Executive Chair, Chief Executive Officer, Chief Financial Officer, Corporate Secretary, and Chief Operating Officer of the Company. Each new member will also be given the opportunity, upon request, to retain independent legal counsel, at the Company’s expense, to advise him or her with respect to issues raised by his or her membership in the Board. The Board, with the assistance and guidance of the Corporate Governance and Nominations Committee, is responsible for providing continuing education opportunities for its members. The CEO, CFO and other members of executive management also make regular quarterly presentations to the Board on the main areas of the business, covering key strategic, operational, competitive, and regulatory matters in addition to reviewing the current performance of the Company. Additionally, the Board encourages, and the Company reimburses, its members to pursue education sessions that are directly related to the business of the Company and the performance of their responsibilities and duties as a director of the Company.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board is committed to ensuring that its members and the officers and employees of the Company act fairly and with honesty and integrity in all aspects of their business conduct with the Company. The Board has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) which applies to all directors, officers and employees of the Company and sets the standards of business conduct for the Company, including basic conduct obligations, raising concerns, policies against retaliation, conflicts of interest, confidentiality, competition and fair dealing, disclosure and reporting controls, accuracy of records, among other standards of conduct. The Code of Conduct is provided to each director, officer and employee of the Company prior to the commencement of their position with the Company. Each director, officer, and employee of the Company is required to acknowledge that they have reviewed and understand the Code of Conduct. The Code of Conduct is available in the Investors section of the Company’s website at www.dhxmedia.com and also available by request via email at info@dhxmedia.com.

At least annually, the Board, with the assistance of the CGNC, reviews reports provided by management concerning compliance with, or material deficiencies of, the Code of Conduct. Additionally, the CGNC conducts an annual review of the Code of Conduct and makes recommendations to the Board for general improvement and/or compliance with applicable rules or regulations. The Company and the Board believe that the Company’s internal controls are effective in detecting and preventing non-compliance with the Code of Conduct and other misconduct. However, the Company also relies on reporting by Company personnel to further safeguard against misconduct.

Whistleblower Program

The Company has implemented a Whistleblower Program designed to document the procedures the Company will employ in addressing reports of suspected fraudulent, wrong, or improper conduct of Company personnel, as well as suspected wrongdoing or complaints related to the Company’s accounting, internal controls, auditing, or financial reporting matters. Any employee of the Company that reports any such activity in good faith will be protected from adverse action and retaliation and any employee who is found to have violated such policy may be disciplined in accordance with the Whistleblower Program. The Whistleblower Program is available in the Investors section of the Company’s website at www.dhxmedia.com and also available by request via email at info@dhxmedia.com.

The Code of Conduct and Whistleblower Program set forth clear procedures for reporting, investigating, and, if applicable, remedying suspected or substantiated violations which are addressed by the Company in accordance with such policies. The Audit Committee regularly evaluates any reports, compliance concerns, or other issues relating to or arising from the Whistleblower program. The CGNC conducts an annual review of the Whistleblower Program and makes recommendations to the Board for general improvement and/or compliance with applicable rules or regulations.

Disclosure and Insider Trading Policies

The Board has adopted a Disclosure Policy to ensure the full, fair, accurate, timely, and understandable dissemination of information in accordance with applicable legal, regulatory and stock exchange requirements as well as an Insider Trading Policy, each of which further support a culture of ethical business conduct within the Company. The Disclosure Policy and Insider Trading Policy are available in the Investors section of the Company’s website at www.dhxmedia.com and also available by request via email at info@dhxmedia.com.

Nomination of Directors

The Board has established a Corporate Governance and Nominations Committee entirely of independent directors under applicable rules and stock exchange requirements. Its purpose is to assist the Board in fulfilling its responsibilities by overseeing the Company’s corporate governance policies and making recommendations aimed at enhancing the effectiveness of the Board. The CGNC identifies, evaluates, and recommends to the Board suitable candidates for election. Potential candidates are evaluated based on their individual skills, areas of expertise, professional backgrounds, and independence, taking into consideration diversity of the Board and targeted committees or areas in need of expertise or replacement, with the goal of selecting candidates whom are best able to contribute to the direction of the Company. Each director may also suggest candidates from time to time. The Board of the Company ultimately determines who will be nominated for election to the Board.

The CGNC is responsible for (i) the oversight of corporate governance practices; (ii) the general management of Board and committee activities including reviewing the Board and committee mandates, scheduling meetings, ensuring effective communication, recommending procedures to permit the Board to function independently from management and reviewing and approving the Company’s response to any applicable rules or regulations of applicable securities regulators and stock exchanges; (iii) evaluating Board effectiveness; (iv) the recruitment and education of directors; and (v) succession planning for the CEO.

Compensation

Refer to “Statement of Executive Compensation” above for particulars regarding the Company’s director and officer compensation policies and practices.

Committees of the Board of Directors

The Board of the Company has established the following standing committees:

•	Audit Committee
•	Human Resources and Compensation Committee
•	Corporate Governance and Nominations Committee
•	Production Financing Committee

Each of the foregoing committees has adopted a written charter establishing its role and responsibilities except for the Production Financing Committee. Each of the foregoing committees reviews and reassesses the adequacy of the applicable written charter on an annual basis.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities for oversight and supervision of financial and accounting matters. These responsibilities include oversight of the quality and integrity of the Company’s internal controls and procedures, reviewing annual and quarterly financial statements and related management discussion and analysis, engaging the external auditor and approving independent audit fees and considering the recommendations of the independent auditor, monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and examining improprieties or suspected improprieties with respect to accounting and other matters that impact financial reporting. The Audit Committee has the authority to retain outside counsel or experts to assist the committee in performing its functions. The Company’s audit committee is chaired by Donald Wright, vice-chaired by

Elizabeth Beale, and currently additionally composed of David Colville and Sir Graham Day, each of whom is an unrelated independent director. Each of the members of the audit committee is “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

Each of the members of the audit committee is “independent” within the meaning of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended and other applicable rules and stock exchange requirements. For a description of the relevant education and experience of the Audit Committee members, see “Matters to be Acted Upon at the Meeting – Election of Directors”. The full text of the Audit Committee Charter is available in the Company’s Annual Information Form and in the Investors section of the Company’s website at www.dhxmedia.com.

Human Resources and Compensation Committee

The HRCC ensures that the Company has high calibre executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The HRCC reviews and makes recommendations to the Board regarding the compensation and other benefits to be paid to the Chief Executive Officer. In addition, the HRCC reviews and makes recommendations to the Board, in consultation with the Chief Executive Officer, regarding the compensation and other benefits to be paid to the other executive officers of the Company. The HRCC also oversees the Company’s executive compensation and benefits plans as well as talent management and succession planning at the senior levels. The HRCC is responsible for reviewing and recommending to the Board the terms of compensation of directors. The HRCC is chaired by Robert Sobey and currently additionally composed of David Colville, Sir Graham Day and Donald Wright. Each of the members of the HRCC is “independent” within the meaning of applicable rules and stock exchange requirements. The HRCC is discussed further under “Statement of Executive Compensation – Human Resources and Compensation Committee” above. The Human Resources and Compensation Committee Charter is available in the Investors section of the Company’s website at www.dhxmedia.com.

Corporate Governance and Nominations Committee

The CGNC assists the Board in identifying candidates for the Board and in developing effective corporate governance principles for the Company. The CGNC is responsible for establishing a code of business conduct and ethics for the Company and for overseeing the Company’s policy on insider trading. The CGNC also evaluates the effectiveness of the Board as a whole, each committee of the Board and the contribution of individual directors. The CGNC is presently chaired by Geoffrey Machum and is currently additionally composed of Sir Graham Day and Donald A. Wright. Each of the members of the CGNC is “independent” within the meaning of applicable rules and stock exchange requirements. The CGNC is additionally described in this section above under “Nomination of Directors”. The Corporate Governance and Nominations Committee Charter is available in the Investors section of the Company’s website at www.dhxmedia.com.

Production Financing Committee

The production and financing committee consists of Michael Donovan and Catherine Tait and has the authority to approve, execute and authorize all film and television production financing, which it may delegate from time to time.

Assessments

Pursuant to the Board Mandate, on an annual basis, the Board evaluates and reviews the performance of the Board, as a whole, each of the committees of the Board, and each of its members. Additionally, the CGNC conducts annual evaluations of the effectiveness of the Board, its committees, and each of the directors and, as appropriate, makes recommendations to the Board concerning such evaluations. The process employed by the Board for evaluating effectiveness, includes discussions between the Lead Director and each Board member and by way of survey.

Board Renewal

The Board does not have, nor does it presently intend to introduce, director term limits. The Board is of the view that such a policy could result in unavoidable premature loss of valued directors and that the current mechanisms in place for Board renewal will continue to be in the best interests of the Company’s Shareholders through the provision of appropriate and effective renewal of Board membership.

To ensure adequate Board renewal, the CGNC is responsible for conducting annual evaluations of the Board, its committees, and each of the directors. Such assessments evaluate the performance of individual directors and effectiveness of the Board, as a whole, and each of its committees. Assessments include a skills matrix to ensure the Board possesses the requisite experience, expertise and business and operational insight for the effective stewardship of the Company. Assessments also consider whether there are women on the Board and its committees. The CGNC conducts an annual confidential survey of each director regarding his or her views on the effectiveness of the Board, its committees and the Chair. The results of the director, Board, and committee assessments and a summary of the confidential survey are reported to the Board and the Lead Director, together with recommendations from the CGNC for improving the composition of the Board. The Board has demonstrated the effectiveness of its approach as 6 new independent directors, or 60% of the Board, have been proposed to the Shareholders for election since 2013, including 5 independent directors.

Diversity on the Board

The Company believes that increasing the diversity of the Board will enrich its decision-making by bringing a variety of perspectives to discussions. Although, the Company has not adopted a written policy relating to the identification and nomination of women directors, it is actively considering future Board members with diversity in mind. The Board currently has two women directors, representing 20% of the total number of directors on the Board and approximately 29% of the non-executive directors on the Board, and the list of director nominees for the Meeting includes 3 women out of a total of 10 director nominees, representing 30% of the total number of directors proposed for election to the Board. The list of director nominees for the Meeting includes 7 independent directors of a total of 10 nominees, representing 70% of the Board.

In identifying suitable candidates for nomination to the Board, the CGNC will consider candidates on merit using objective criteria and with due regard for the benefits of diversity on the Board. In an effort to promote the specific objective of increasing the representation of women on the Board, the Board has resolved, on a quarterly standing basis, to provide updates on progress towards increasing diversity within the Company, including the Board.

The Company has presently set the target for women directors on the Board at 50% of non-executive directors within the next 5 years and intends to pursue this goal by replacing current male directors, as they retire, with female nominees.

Diversity in Executive Officer Appointments

DHX is committed to diversity and inclusion at all levels of the organization. Although at this time none of the executive officers are women, the Company currently has 36 women at the senior management and management levels representing 48% of its management-level employees. Specific targets or quotas have not been set at the executive officer level due to the small size of this group. However, the Company is taking concrete steps to continue to increase the representation of women at the management and executive level within the Corporation. These steps include, proactively identifying talented individuals for leadership training and encouraging them to apply for more senior roles as they become available, identifying top talent and implementing development plans for high-potential women, which includes matching women that aspire to management positions with established executive mentors.

INSURANCE COVERAGE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's directors and officers are covered under a Directors & Officers Liability Insurance policy. For the period from July 1, 2014 to June 17, 2015, the aggregate coverage amount applicable to those directors and officers insured under the policies was $10,000,000 per occurrence and $10,000,000 as an aggregate limit per policy year, inclusive of defence costs. Under such policy, the Company had reimbursement coverage to the extent that the Company or a subsidiary has indemnified a director or officer in excess of a retention amount of $25,000. The annual premium paid in respect of the Directors & Officers Liability Insurance policy for such period during the Company’s fiscal 2015 was $43,994.

In connection with the Company’s listing of its Variable Voting Shares on the NASDAQ Exchange, the Company obtained a new Directors & Officers Liability Insurance policy effective as of June 17, 2015, which provides for an aggregate coverage amount of $100,000,000 per occurrence and $100,000,000 as an aggregate limit per policy year, inclusive of defence costs. Under such policy, the Company has reimbursement coverage to the extent that the

Company or a subsidiary has indemnified a director or officer in excess of a retention amount of $50,000 for claims in Canada and $500,000 for claims in the United States. The annual premium paid in respect of the Directors & Officers Liability Insurance policy for the period from June 17, 2015 to June 30, 2015 during the Company’s fiscal 2015 was $17,820. The total annual estimated premium for such policy going forward is $500,323.

The By-Laws of the Company also provide for indemnification of the directors and officers of the Company against liability and costs for any action against them in the execution of their duties of office, subject to certain conditions and limitations.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness owing to DHX from any of DHX's officers, directors, employees or former officers, directors and employees, including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by DHX or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Circular, none of the persons who are or have been Directors or executive officers of DHX since July 1, 2014 or the associates or affiliates of those persons have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

EXEMPTION FROM TAKE-OVER BID AND EARLY WARNING REPORTING REQUIREMENTS

On September 14, 2015, DHX received an exemption to treat its Common Voting Shares and Variable Voting Shares as a single class for the purposes of applicable take-over bid and related early warning reporting requirements under Canadian securities laws. DHX’s dual class share capital structure was implemented solely to ensure compliance with the Canadian ownership rules under the Broadcasting Act which DHX became subject to upon acquiring DHX Television.

Pursuant to an application by DHX, the securities regulatory authorities in each of the provinces of Canada granted exemptive relief (the “Decision”) from (i) applicable take-over bid requirements, such that those requirements would only apply to an offer to acquire 20 per cent or more of the outstanding Variable Voting Shares and Common Voting Shares of DHX on a combined basis and (ii) applicable early warning reporting requirements, such that those requirements would only apply to an acquirer who acquires or holds beneficial ownership of, or control or direction over, 10 per cent or more of the outstanding Variable Voting Shares and Common Voting Shares of DHX on a combined basis (or 5 per cent in the case of acquisitions during a take-over bid). Without the exemptive relief, shareholders were subject to these requirements based on the number of Voting Shares outstanding solely of the class held by the shareholder a number that can vary without notice due to automatic conversions, and which is in some respects not indicative of the shareholder’s real ownership level. A copy of the Decision is available on SEDAR at www.sedar.com.

The Decision takes into account the fact that the Common Voting Shares and Variable Voting Shares have identical terms except for the foreign ownership voting limitations applicable to the Variable Voting Shares. The Decision also takes into account the automatic conversion feature of DHX’s dual class share structure, whereby, although an investor may acquire either class of Voting Shares, the class of shares ultimately held by an investor is a function of the investor’s Canadian or non-Canadian status. As a result, the number of Voting Shares outstanding in each class varies while the aggregate number of Voting Shares of both classes remains unchanged, giving shareholders little certainty as to the number of Voting Shares outstanding in each class at any given time. The Decision also acknowledges that there may be from time to time a significantly smaller public float and a significantly smaller trading volume of Variable Voting Shares (compared to the public float and trading volume of Common Voting Shares). Together, these considerations make it more difficult for investors, particularly non-Canadian investors to acquire Shares of DHX in the ordinary course without the apprehension of inadvertently triggering the takeover bid rules and early warning requirements (considering the application of such rules to the acquisition of shares of a class) and could potentially restrict the interest of non-Canadian investors in DHX’s Shares for reasons unrelated to their investment objectives.

NORMAL COURSE ISSUER BID

DHX believes that, from time to time, the Company’s Voting Shares may trade in price ranges which do not adequately reflect their value and in such circumstances acquiring Voting Shares represents a desirable use of the Company’s available funds.

On September 29, 2015, the Company filed a notice of intention to make a normal course issuer bid with the TSX to purchase for cancellation up to 8,207,887 Voting Shares representing 10 per cent of the public float of the Company as of September 25, 2015. The Company’s notice was accepted by the TSX effective as of October 1, 2015. To date, the Company has not made any purchases under the bid.

GENERAL

Unless otherwise stated, information contained herein is given as of the date hereof. A copy of this Circular has been sent to each Director, to the applicable regulatory authorities, to each Shareholder entitled to notice of the Meeting, and to the auditors of DHX. Additional information regarding DHX may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar. Shareholders may contact DHX at 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7, or by telephone at (902) 423-0260 to obtain copies of DHX’s Annual Information Form, comparative consolidated financial statements, and Management’s Discussion and Analysis for the most recently completed fiscal year.

DATED as of the 19th day of November, 2015.

(signed)	Mark Gosine
EVP, Legal Affairs, General Counsel & Corporate Secretary

APPENDIX “A”

DHX MEDIA LTD.

PERFORMANCE SHARE UNIT PLAN

ARTICLE 1 - ESTABLISHMENT OF PLAN

1.1	Establishment and Purpose of the Plan

The Plan is hereby established, its purpose being to enhance shareholder value by:

(a)	focusing Participants on, and rewarding Participants for, achieving specific long-term financial goals and performance objectives;

(b)	promoting a greater alignment of interests between the Participants and the shareholders of the Corporation; and

(c)	assisting the Corporation in attracting, retaining and rewarding key executives and employees.

1.2	Administration of the Plan

The Plan shall be administered by the Committee. The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan, to:

(a)	establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)

interpret and construe the Plan and to determine all questions arising out of the Plan and any Award granted pursuant to the Plan, and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes; and

(c)	prescribe the form of the instruments relating to the grant, vesting or Settlement of Awards, if any.

1.3	Authority

The members of the Committee are hereby authorized to sign and execute all instruments and documents and to do all things necessary or desirable for carrying this Plan into effect or to carry out the provisions hereof.

1.4	Interpretation

In this Plan and any instrument supplemental or ancillary hereto, unless the context requires otherwise, the following terms and phrases shall have the following meanings:

(a)	"Adjustment Factor" has the meaning set forth in subparagraph 2.1(a)(ii);

(b)	"Award" means the granting of PSUs or RSUs pursuant to paragraph 3.1;

(c)

"Award Price" means an initial price for the PSUs and RSUs determined by the Committee, provided that for any Award such price shall not be less than the Market Value of the corresponding class of Shares immediately prior to the start of the applicable Term;

(d)	“Board” means the Board of Directors of the Corporation;

(e)	"CEO" means the Chief Executive Officer of the Corporation;

(f)	"Change of Control" means:

(i)	any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation, by way of completed take-over bid or otherwise, which results in:

(A)	a person or group of persons "acting jointly or in concert" (as defined in the Securities Act (Nova Scotia), as amended from time to time), or

(B)	an "affiliate" or "associate" (each as defined in the Securities Act (Nova Scotia), as amended from time to time) of such person or group of persons,

holding, owning or controlling, directly or indirectly, Shares having voting rights attached representing more than 50% of the voting rights attached to all outstanding Shares in aggregate, or more than 33% of the voting rights attached to all outstanding Shares in aggregate as a result of a transaction or series of transactions that was not approved by the Incumbent Directors;

(ii)	Incumbent Directors no longer constituting a majority of the Board;

(iii)

the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Corporation to any other person or persons (other than pursuant to an internal reorganization); or

(iv)	any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plan.

(g)	"Committee" means the Human Resources and Compensation Committee or any other committee of such persons as are otherwise appointed from time to time by the Board to administer the Plan;

(h)	"Common Voting Shares" means the Common Voting Shares without par value in the capital stock of the Corporation;

(i)	"Corporation" means DHX Media Ltd., a corporation continued under the Canada Business Corporations Act;

(j)

"Determination Time" means, subject to subparagraph 2.1(c), the close of business on the first day of the month preceding the end of every fiscal year of the Corporation during which the Plan is in operation, or if such day is not a business day, the close of business on the first subsequent business day;

(k)

"Disability" means the Participant's physical or mental incapacity that prevents him from substantially fulfilling his duties and responsibilities on behalf of the Employer and in respect of which the Participant commences receiving, or is eligible to receive, disability benefits under the Employer's long-term disability plan.

(l)	"Disability Date" means the date on which the Participant first becomes eligible for long-term disability benefits under the Employer's long-term disability plan;

(m)	"Employers" means the Corporation and any corporation affiliated (as that term is used in the Securities Act (Nova Scotia)) with the Corporation and "Employer" means any one of them;

(n)

"Incumbent Directors" means any member of the Board who was a member of the Board at the effective date of the Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control;

(o)	"Insider" means those insiders within the meaning of applicable securities law who are "reporting insiders" as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

(p)

"Market Value" on a particular date means the volume weighted average trading price of the applicable class of Shares on the Toronto Stock Exchange for the five days immediately preceding the relevant date on which the Toronto Stock Exchange was open for trading;

(q)	"Participants" has the meaning set forth in subparagraph 3.1(a);

(r)	"Performance Levels" means the different ranges of achievement specified by the Committee within the Performance Measures at which different Adjustment Factors will apply;

(s)	"Performance Measures" has the meaning set forth in subparagraph 2.1(a)(i);

(t)	"Plan" means the Performance Share Unit Plan of the Corporation hereby established, as amended from time to time;

(u)

"PSU" means a performance-based notional share unit issued under the Plan entitling the holder to a conditional right to payment where the value of each PSU vested and paid out is linked to the value of a Share;

(v)	“Reorganization” has the meaning set forth in paragraph 5.5.

(w)

"Retirement" means the retirement of the Participant from employment with the Employer in accordance with the policies of the Employer, or any voluntary termination of employment by the Participant that is deemed by the HRCC to be a retirement;

(x)	“Revised Vesting Date” has the meaning set forth in paragraph 5.5.

(y)	"RSU" means a notional share unit issued under the Plan entitling the holder to a conditional right to payment where the value of each RSU vested and paid out is linked to the value of a Share;

(z)	"SBCAs" means a compensation arrangement of the Corporation considered to be a security based compensation arrangement pursuant to section 613(b) of the Toronto Stock Exchange Company

Manual, including, without limitation, this Plan, the Corporation’s Stock Option Plan and the Corporation’s Employee Share Purchase Plan;

(aa)	"Settlement Amount" has the meaning set forth in subparagraph 4.2(a);

(bb)	"Settlement Deadline Date" has the meaning set forth in subparagraph 4.2(b);

(cc)	"Share Purchase Trust" means a trust established pursuant to Section 3.5 with an independent, unaffiliated bank or trust company as "Trustee", to hold Shares for delivery from time to time to

Participants upon settlement of Vested Awards, that is established and maintained in accordance with applicable law;

(dd)	"Shares" means, collectively, the Common Voting Shares and the Variable Voting Shares, and when used in reference to a PSU or RSU, means (i) a Common Voting Share when used in reference to a PSU or RSU held by a "Canadian" within the meaning of the Broadcasting Act, S.C. 1991, c. 11 and the regulations and directions made pursuant to such act, as amended from time to time, and (ii) a Variable Voting Share when used in reference to a PSU or RSU held by a person who is not a "Canadian" within the meaning of the Broadcasting Act, S.C. 1991, c. 11 and the regulations and directions made pursuant to such act, as amended from time to time;

(ee)	"Stock Exchange" means the Toronto Stock Exchange and such other stock exchange on which either class of the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market;

(ff)	"Stock Exchange Rules" means the applicable rules of any Stock Exchange;

(gg)	"Term" has the meaning set forth in paragraph 3.2;

(hh)	"Time Vesting" means the vesting schedule applicable to any Award the vesting of which is based solely upon the passage of time and is not based upon any Performance Measures;

(ii)	“U.S. Code” means the United States Internal Revenue Code of 1986, as amended from time to time;

(jj)	“U.S. Participant” means a Participant who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction);

(kk)	“U.S. Securities Act” shall mean the United States Securities Act of 1933, as amended.

(ll)	"Variable Voting Shares" means the Variable Voting Shares without par value in the capital stock of the Corporation;

(mm)	"Vesting Date" has the meaning set forth in paragraph 3.2; and

(nn)	“Vested Awards” has the meaning set forth in paragraph 4.1.

1.5	Plan not a Salary Deferral Arrangement

It is intended that the Plan will not constitute a "salary deferral arrangement" with respect to a Participant as such term is defined in subsection 248(1) of the Income Tax Act (Canada) and for Canadian tax purposes, the value of the PSUs and RSUs granted under the Plan, including additional PSUs and RSUs credited for dividend equivalents, will not be included in a Participant's taxable income in Canada until the year in which the Settlement Amount is paid. However, with respect to any U.S. Participant, the Plan will constitute a deferred compensation arrangement for purposes of Section 409A of the U.S. Code and will be subject to the provisions set forth in Article 6.

ARTICLE 2 - GOVERNANCE

2.1	Performance Measures, Performance Levels, Adjustment Factors and Vesting

(a)	In consultation with the CEO, the Committee shall:

(i)

determine the performance measures against which corporate performance will be measured over a Term (the "Performance Measures") and set such Performance Levels for each Performance Measure that it, in its sole discretion, determines appropriate in respect of any Award of PSUs; and

(ii)	set the adjustment factor to be applied in order to determine the number of PSUs that will vest on achievement of each Performance Level (the "Adjustment Factor").

(b)

In setting the Performance Levels and Adjustment Factor applicable in each Term, the Committee shall have the authority to set a minimum Performance Level at or below which the Adjustment Factor will be zero and no PSUs subject to a particular Award will vest for the Term.

(c)	The Committee shall have the authority, as it determines appropriate from time to time, and in its sole discretion:

(i)

to amend or adjust Performance Measures, Performance Levels and Adjustment Factors during the Term of an Award of PSUs, provided that any such amendment or adjustment will be bona fide and will not be made for the sole purpose of ensuring that applicable Performance Measures, Performance Levels and Adjustment Factors are met by a Participant;

(ii)	to establish a different Determination Time with respect to one or more Participants;

(iii)	to grant any Award in whole or in part based solely upon Time Vesting and to determine the vesting schedule of PSUs granted under each such Award.

ARTICLE 3 - AWARDS

3.1	Grant of Awards

(a)	Awards may be granted to employees of the Employers who are either:

(i)	key executives designated by the Committee from time to time as eligible to participate in the Plan, or

(ii)	full-time employees nominated to participate by the CEO and approved by the Committee for participation in the Plan.

(collectively, such designated persons, the "Participants"),

(b)

Unless otherwise determined by the Committee, the Committee shall make annual Awards to Participants in respect of services rendered or to be rendered by the Participant in that particular fiscal year or future years.

(c)

For each Award, the Committee shall determine the number of PSUs or RSUs to be granted to each Participant and, except as provided in subparagraph 2.1(c)(ii), such determination will be based on the Participant's base salary as of July 1 of each year, annual bonus, management level, and any additional criteria or considerations that the Committee deems appropriate or advisable and shall be expressed as percentage of base salary and dollar figure and converted into a target number of PSUs by dividing the cash amount by the Award Price.

(d)	All Awards made to a Participant shall be made on or before November 30 of the first fiscal year of the applicable Term, unless otherwise approved by the Committee.

3.2	Term of Awards

Each Award shall have a fixed term of not more than three fiscal years (the "Term"), commencing on the first day of the first fiscal year of such Term and ending on the final day of the final fiscal year of such Term (the "Vesting Date").

3.3	Dividends

Additional RSUs or PSUs, as applicable, will be allocated to Participants based on the notional equivalent dividend that would have been paid on the number of Shares equal to the number of RSUs or PSUs held. The number of additional RSUs or PSUs will be determined by dividing the dollar value of such notional dividend by the Market Value on the corresponding dividend payment date. Any PSUs issued in respect of dividends will be subject to the same vesting conditions as the PSUs in respect of which the same are issued. Fractional RSUs and PSUs are permitted in respect of such dividend equivalents.

3.4	Unfunded Plan

Unless specifically provided for herein or determined by the Committee, the Corporation will not contribute any amounts to a third party or otherwise set aside any amounts to fund the amounts payable under the Plan.

3.5	Establishment of Share Purchase Trust

From time to time, the Corporation may establish and maintain one or more Share Purchase Trusts, on such terms and conditions as the Committee and/or Board shall determine, and may contribute cash for the purchase of Shares thereto, on its own behalf and/or on behalf of such Employers as the Corporation may determine.

Shares delivered to Participants in connection with the settlement of Awards from a Share Purchase Trust shall be purchased through the facilities of any Stock Exchange by the Trustee acting through a broker designated by the Trustee in accordance with Stock Exchange Rules and who is a member of the Stock Exchange through which the purchase is made. Subject to the foregoing part of this Section 3.5 any such designation of a broker may be changed from time to time.

3.6	Issuance Limit

Subject to adjustment as provided in this Plan, the maximum number of Shares that may be issued to Participants under the SBCAs shall not exceed 8.5% of the outstanding Shares, to be allocated among the SBCAs as determined by the Committee from time to time.

3.7	Insider Participation Limit

The number of Shares issuable to Insiders, at any time, under all of the Corporation's SCBAs, cannot exceed 10% of the total number of issued and outstanding Shares. The number of Shares issued to Insiders, within any 12-month period, under all of the Corporation's SCBAs, cannot exceed 10% of the total number of issued and outstanding Shares.

ARTICLE 4 - VESTING AND SETTLEMENT

4.1	Vesting of Awards

(a)	All RSUs shall be fully vested upon award or subject to Time Vesting only.

(b)	The number of PSUs or RSUs that vest on the Vesting Date under an Award shall be dependent upon Time Vesting and the achievement of the Performance Measures, if any, applicable to such Award.

(c)	The Committee shall review the Corporation's actual performance against the Performance Measures and shall determine the Performance Level achieved.

(d)

The number of PSUs and RSUs which vest for each Participant, including any PSUs or RSUs issued in lieu of dividends in respect of PSUs or RSUs held by the Participant as provided in Section 3.3, shall be determined by Time Vesting where applicable and, in respect of the balance of PSUs comprising any Award by multiplying the remaining number of PSUs granted under the Award by the Adjustment Factor applicable to the Performance Level achieved (the "Vested Awards").

4.2	Settlement of Awards

(a)	On the Vesting Date, each Participant shall be entitled to receive from the Corporation (the "Settlement Amount"):

(i)

cash in the currency of Canada in an amount equal to the number of Vested Awards held by the Participant multiplied by the Market Value on the Vesting Date, less applicable withholding taxes as required by applicable legislation; or

(ii)

Shares, obtained on the public markets or issued from treasury, where the number of Shares transferred to the Participant shall be equal to the number of Vested Awards on the Vesting Date, less a number of Shares having an aggregate Market Value as of the Vesting Date equal to the amount of any applicable withholding taxes as required by applicable legislation.

The form of settlement as provided above shall be at the sole discretion of the Corporation at the time of payment, and may be different for different Awards even if settled on the same date, provided that settlement for any fractional RSUs or PSUs shall be in cash.

(b)

Unless otherwise provided in this Plan, the Settlement Amount shall be delivered to each Participant within 90 days of the Vesting Date and after the approval of the Committee, but, in any event, not later than December 31st of the year in which the Vesting Date occurs (the "Settlement Deadline Date").

(c)

For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional PSUs will be granted to a Participant to compensate the Participant for any downward fluctuations in the price of a Share nor will any other form of benefit be conferred upon, or in respect of, a Participant for such a purpose.

ARTICLE 5 - TERMINATION AND EXPIRY

5.1	Termination of Employment and Death

To the extent that a Participant may otherwise be entitled to PSUs granted, but not vested under an Award, the following provisions shall apply to each Award except as may otherwise be determined by the Committee from time to time:

(a)	For the purposes of this Section 5.1,

(i)	The "number of days worked in the remainder of the Term" includes any day where the Participant is on an authorized leave of absence from the Corporation, and for greater certainty includes, but is not limited to, vacation days, sick days, short-term disability leave and statutory leaves of absence, but does not include days on which the Participant is eligible for long-term disability benefits under the Employer's long-term disability plan; and

(ii)

a PSU will be "crystallized" to the extent that it has met annual Performance Levels for any completed fiscal years of the Corporation within the Term to the extent that it is eligible to be vested based on annual Performance Levels for that fiscal year only in accordance with the performance schedule attaching to the Award.

(b)

Termination Without Cause: If, before the Vesting Date, the employment of a Participant shall be terminated by the Employer without cause, subject to the terms hereof, such Participant shall be entitled to a settlement in full satisfaction of the Participant's unvested Award, to be paid out as soon as possible after the date of the termination of the Participant's employment or, at the sole discretion of the Committee, another date after the date of the termination of the Participant's employment that is not later than the Settlement Deadline Date. The settlement will be determined in accordance with Section 4.2, provided that the Vesting Date for this purpose shall be deemed to be the date of termination for the number of RSUs then held and the number of PSUs deemed vested as follows

(i)	with respect to that portion of any Award eligible to be vested for fiscal years completed on or prior to the date of termination, vesting the number of PSUs that have crystallized;

(ii)

with respect to that portion of any Award not covered by (i), applying an at-target Adjustment Factor to any PSUs that are remaining in the Term and vesting a pro-rated number of PSUs based on the number of days worked in the remainder of the Term.

(c)

Voluntary Resignation and Termination for Cause: If, before the Vesting Date, the employment of a Participant by the Employer shall be terminated (i) by the voluntary resignation of the Participant (other than Retirement), or (ii) by the Employer for cause, such Award shall expire and terminate simultaneously with the act or event which causes the termination and such Participant shall not be entitled to any Payment Amount, or other compensation for the termination of such unvested Award.

(d)	Retirement: If, before the Vesting Date, the employment of the Participant by the Employer shall terminate by reason of the Retirement of the Participant:

(i)	Where the Participant has less than 10 years of service with the Employer prior to the date of Retirement, such Award shall continue with vesting to be adjusted as follows:

(A)	with respect to that portion of any Award eligible to be vested for fiscal years completed on or prior to the date of termination, vesting the number of PSUs that have crystallized;

(B)

with respect to that portion of any Award not covered by (A), applying an Adjustment Factor to any PSUs that are remaining in the Term based on performance achieved during the Term and vesting a pro-rated number of PSUs based on the number of days worked in the remainder of the Term.

(ii)

Where the Participant has 10 years of service or more with the Employer prior to the date of Retirement, PSUs shall continue to vest in accordance with Article 4.1, and shall be paid out in accordance with Article 4.2.

(iii)

If the Participant accepts employment with a competitor of the Employer at any time prior to the settlement of the PSUs or RSUs, as applicable, the termination of the Participant's employment with the Employer will be deemed not to be a Retirement, and such Awards will be governed by the terms of Section 5.1(c) rather than this Section 5.1(d). For greater certainty, a "competitor" includes any company in the business of producing, distributing, broadcasting, merchandising and licensing, and/or otherwise exploiting film, television, or other audiovisual works or intellectual property related thereto as reasonably determined by the Corporation.

(iv)

Notwithstanding (i), (ii) and (iii) above, where the Participant retires before July 1st of the fiscal year in which a PSU Award is granted, such Award expires and terminates immediately upon Retirement.

(e)	Disability: If, before the Vesting Date, the Participant develops a Disability, such Award shall continue with vesting to be adjusted as follows:

(i)	With respect to that portion of any Award eligible to be vested for fiscal years completed on or prior to the Disability Date, vesting the number of PSUs that have crystallized prior to that date;

(ii)

with respect to that portion of any Award not covered by (i), applying an Adjustment Factor to any PSUs that are remaining in the Term based on performance achieved during the Term and vesting a pro-rated number of PSUs based on the number of days worked in the remainder of the Term.

(f)

Death: If, before the Vesting Date, the employment of a Participant by the Employer shall be terminated by reason of the death of the Participant or for any other reason whatsoever other than in circumstances addressed in (b), (c), (d) and (e) above, subject to the terms hereof, such Participant or, if the Participant is deceased, the legal personal representative(s) of the estate of the Participant, shall be entitled to a settlement in full satisfaction of the Participant's unvested Award, to be paid out as soon as possible after the date of termination or, at the sole discretion of the Committee, another date that is not later than the Settlement Deadline Date. The settlement will be determined in accordance with Section 4.2, provided that the Vesting Date for this purpose shall be deemed to be the date of termination for the number of RSUs then held and the number of PSUs deemed vested as follows:

(i)	with respect to that portion of any Award eligible to be vested for fiscal years completed on or prior to the date of termination, vesting the number of PSUs that have crystallized;

(ii)

with respect to that portion of any Award not covered by (i), applying an at-target Adjustment Factor to any PSUs that are remaining in the Term and vesting a pro-rated number of PSUs based on the number of days worked in the remainder of the Term.

5.2	U.S. Participants

The time of payment in connection with any event listed in paragraph 5.1 in respect of a U.S. Participant shall be governed by Article 6.

5.3	No Future Grants

Upon the occurrence of any of the events listed in paragraph 5.1 in respect of a Participant, such Participant shall not be entitled to receive any further Awards under the Plan. For greater certainty, Participants shall not be entitled to any Awards during any period of working notice or with respect to any period for which payment in lieu of notice is provided.

5.4	Change of Control

If upon a Change of Control, (a) there is no longer a public market for the Shares to determine Market Value, or (b) in the opinion of the Committee, Performance Measures are no longer appropriate or practically measurable, then the Committee will determine and fix the Settlement Amount as it deems appropriate. In addition, and subject to Article 6, the Committee will determine the timing of payment of the Settlement Amount and whether there are any ongoing employment or other terms and conditions that would apply up to the regular Vesting Date.

5.5	Reorganization

In the event of any take-over bid, merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, business combination or similar transaction that is not a Change of Control in which the Corporation is not the surviving or continuing corporation (a "Reorganization"), all unvested PSUs and RSUs granted hereunder shall be assumed by the surviving or continuing corporation, provided that the Committee may make appropriate adjustment in the manner in which vesting of or payment on such PSUs and RSUs will occur prior to such assumption, as long as no such adjustment would increase or decrease the amount of any payment to which a Participant would be entitled had the adjustment not been made. Subject to Article 6, if, in the event of any such Reorganization, provision for such assumption satisfactory to the Committee is not made by the surviving or continuing corporation, all unvested PSUs and RSUs held by a Participant as at the date of the Reorganization shall vest, based on applicable performance measures achieved from the start of the Term to a new vesting date determined by the Committee (the "Revised Vesting Date") and each Participant shall have paid to him, in full satisfaction for any amounts payable pursuant to PSUs and RSUs under the Plan, an amount calculated pursuant to paragraphs 4.1 and 4.2 in respect of all vested PSUs and RSUs held by such Participant, such payment to be made within thirty days after the Revised Vesting Date determined by the Committee but not later than the Settlement Deadline Date.

ARTICLE 6 - SPECIAL RULES FOR U.S. PARTICIPANTS

6.1	General

Notwithstanding any other provision of the Plan, the provisions of this Article 6 shall apply to any RSUs and PSUs granted to a U.S. Participant and shall supersede any inconsistent provision found elsewhere in the Plan with respect to a U.S. Participant.

6.2	Time of Payment

Notwithstanding any provision in the Plan to the contrary, payment in settlement of RSUs and vested PSUs granted to any U.S. Participant (in the amount, if any, as otherwise determined in the Plan) shall only be made at the earliest of the following events:

(a)

during the calendar month immediately following the last day of the Term (which Term shall be established in writing at the time the Award is granted to the U.S. Participant) and which may not be changed, unless such change would not result in a prohibited acceleration or deferral of the payment;

(b)

within ninety (90) days following a Change in Control of the Corporation, provided that such event also constitutes a change in control event described in U.S. Treasury Regulation section 1.409A-3(i)(5). For the avoidance of doubt, a Reorganization shall not affect the time of payment for a U.S. Participant;

(c)

subject to Section 6.3, within ninety (90) days following the U.S. Participant’s “Separation from Service,” as defined in United States Treasury Regulation section 1.409A-1(h) (“Separation from Service”);

(d)	within ninety (90) days following the U.S. Participant becomes “Disabled,” as defined in United States Treasury Regulation section 1.409A-3(i)(4); or

(e)	within ninety (90) days following the U.S. Participant’s death.

The time of payment within the ninety (90) day payment window described in (b)-(e) above shall be within the sole discretion of the Committee. In no event shall the Participant have the right to directly or indirectly designate the taxable year of the payment. Accordingly, to the extent any such payment depends on any action of the Participant, such as execution of a release, if the ninety (90) day payment window begins in one calendar year and ends in another calendar year, the payment shall be made during the second calendar year (but still within ninety days after the payment triggering event).

6.3	Six-Month Delay for Specified Employees

In the case of any U.S. Participant who is a specified employee (as defined in §1.409A-1(i)) as of the date of a Separation from Service that triggers payment under Section 6.1, payments may not be made before the date that is six months after the date of Separation from Service (or, if earlier than the end of the six-month period, the date of death of the specified employee). Payments to which a specified employee would otherwise be entitled during the first six months following the date of Separation from Service are accumulated and paid on the first day of the seventh month following the date of Separation from Service (or, if earlier, the Participant’s death).

6.4	Unfunded Benefits

Amounts payable to U.S. Participants shall be paid from the general assets of the Corporation and are subject to the Corporation’s general creditors. U.S. Particiapnts shall have no interest in a Share Purchase Trust or any benefit placed in a trust under this Plan unless the trust is established as a grantor trust and at all times the assets of such trust remain subject to the claims of the Corporation’s general creditors.

6.5	Adjustments/Amendment/Termination

No adjustment or amendment shall be made to the amounts or timing of payments to any U.S. Participant, under Section 7.1, 7.7 or otherwise, except as otherwise permitted under Section 409A of the U.S. Code. No termination of the Plan may affect the timing of payments hereunder, except as otherwise permitted under Section 409A.

6.6	Section 409A Omnibus Provisions

With respect to any U.S. Participant, this Plan is intended to comply with Section 409A of the U.S. Code and shall be interpreted in a manner consistent with such section and the U.S. Treasury Regulations promulgated thereunder. Notwithstanding the foregoing, or any other provision of the Plan to the contrary, neither the Corporation, the Board, the Committee, nor any officer, director, employee, agent or representative of the foregoing or any affiliates of the Corporation shall be liable to any Participant or his or her estate, heirs or beneficiaries for any taxes relating in any way to any payment under the Plan, including, without limitation, as a result of the application of Section 409A of the U.S. Code to such payments.

6.7	Cut-Back of Excess Parachute Payments

Notwithstanding any provision in the Plan to the contrary, if the U.S. Participant is a “disqualified individual” (as defined in Section 280G(c) of the U.S. Code), and the payment in settlement of any Award hereunder, together with any other payments which the U.S. Participants has the right to receive from the Corporation (or its affiliates and subsidiaries), would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the U.S. Code), the payments hereunder shall be reduced. The reduction shall be in an amount so that the present value of the total amount received by the Participant from the Corporation or its affiliates and subsidiaries that would otherwise be “parachute payments” will be one dollar ($1.00) less than three (3) times the employee's base amount (as defined in Section 280G(b) of the U.S. Code) and so that no portion of the amounts received by the Participant shall be subject to the excise tax imposed by Section 4999 of the U.S. Code (excise tax) or non-deductible by the Company under Section 280G of the U.S. Code.

ARTICLE 7 - GENERAL

7.1	Certain Adjustments

Appropriate adjustments to the unvested PSUs and RSUs notionally granted under outstanding Awards shall be made, if required, to give effect to adjustments in the number of Shares of the applicable class resulting from subdivisions, consolidations or re-classifications of the Shares of the applicable class, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Corporation, as the Committee in its sole discretion deems advisable.

7.2	PSU and RSU not a Share

Under no circumstances shall a PSU or a RSU be considered to be a Share or to entitle any Participant to exercise voting rights or any other rights or entitlements associated with a Share.

7.3	Effect of Participation

Nothing contained in this Plan, nor in any Award granted pursuant to this Plan, shall confer upon any Participant any right with respect to employment or continuance of employment by the Corporation or any affiliate of the Corporation, nor interfere in any way with the right of the Corporation or any affiliate to terminate his or her employment at any time. No Participant shall have any claim or right to receive Awards under this Plan and the granting of Awards is at the sole discretion of the Committee.

7.4	Non-resident Participation

The Corporation may limit or restrict participation in this Plan by residents or citizens of jurisdictions other than Canada, if deemed advisable upon consideration of the effect on and applicability to the Corporation, the Employers or the Participants of laws, rules and regulatory provisions of such jurisdictions.

7.5	Taxes

Notwithstanding anything else contained herein, each Participant shall be responsible for the payment of all applicable taxes, including, but not limited to, income taxes payable in connection with the payment of the Settlement Amount, and the Corporation, its employees (other than the Participant to the extent that he is responsible for the payment of such taxes relating to his status as a Participant) and agents shall bear no liability in connection with the payment of such taxes. The Corporation shall have the right to deduct from all payments made to a Participant any taxes required by law to be withheld with respect to such payments.

7.6	Designation of a Beneficiary

A Participant may designate a beneficiary who will be entitled to receive all amounts that may be received under the Plan after the Participant's death. If no valid beneficiary designation is in effect, the legal personal representative of the Participant's estate will be entitled to receive such amounts.

7.7	Amendment and Termination of Plan

From time to time, the Board may amend any of the provisions of the Plan or suspend or terminate the Plan in such manner and to such extent as it deems advisable, provided that any amendment of the provisions of the Plan or any termination of the Plan shall not divest any Participant of Awards granted to him nor, in the event of termination of the Plan, otherwise affect the rights of a Participant holding an Award at the time of such termination without his consent. Further any amendment, suspension or termination with respect to a U.S. Participant shall also be subject to the provisions of Article 6. Any such amendment, suspension or termination may be made without the approval of shareholders, provided that:

(a)

no amendment to the Plan or Award made pursuant to the Plan may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any allocation previously made to such Participant under the Plan, except that Participant consent shall not be required where the amendment is required for purposes of compliance with applicable law;

(b)

no amendment to the Plan may be made without approval of shareholders where such amendment is proscribed by Applicable Law, including without limitation the rules of the Toronto Stock Exchange and The Nasdaq Stock Market, LLC (or other stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at such time), without approval of shareholders;

(c)	the following types of amendments will not be made to the provisions of the Plan without approval of shareholders:

(i)	Increase of the maximum number of Share issuable under the Plan, either as a fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such Shares;

(ii)	any amendment(s) that would permit non-employee directors of the Corporation to be Participants under the Plan; or

(iii)	any amendment(s) to this paragraph 6.7 of the Plan.

(d)

without limiting the generality of the foregoing, the Committee and/or Board may make the following types of amendments to the provisions of the Plan without approval of shareholders (except to the extent that such amendment would constitute a material amendment to the Plan under the rules of The Nasdaq Stock Market, LLC):

(i)	reduction of the number of Shares issuable under the Plan;

(ii)	increase or decrease the maximum number of Shares any single participant is entitled to receive under the Plan;

(iii)	any amendment pertaining to the vesting provisions of each Award;

(iv)	any amendment to the terms of the Plan relating to the effect of termination, cessation or death of a participant on the right to settlement of Awards;

(v)	amend the settlement process for a vested Award;

(vi)	add and/or amend any form of financial assistance provision to the Plan;

(vii)	amend the eligibility requirement for Participants in the Plan other than as provided in subparagraph 7.7(c)(ii) above;

(viii)	allocate and reallocate among the SBCAs the number of Shares issuable to Participants pursuant to each SBCA;

(ix)	any amendment as may be necessary or desirable to bring the Plan into compliance with Applicable Law;

(x)

any amendment to add covenants of the Corporation for the protection of Participants, provided that the Committee and/or the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interest of the Participants;

(xi)

any amendment not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions, which in the good faith opinion of the Committee and/or the Board, having in mind the best interests of the Participants, it may be expedient to make, provided that the Committee and/or the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants; and

(xii)

any such changes or corrections which, in the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Committee and/or the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interest of the Participants.

7.8	Compliance with Applicable Laws and Regulations

(a)

Shares shall not be issued or purchased under this Plan unless the issuance or purchase, as applicable, and delivery of such Shares shall comply with all relevant provisions of applicable securities law, including, without limitation, the U.S. Securities Act, the United States Securities Exchange Act of 1934, as amended, applicable U.S. state securities laws, the rules and regulations promulgated under U.S. federal and state securities laws, and the requirements of any stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at any given time.

(b)

Unless such securities are registered under the U.S. Securities Act, the certificates representing any Shares issued or purchased in the United States shall, until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state securities laws and regulations, bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

7.9	Governing Law

The Plan is established under the laws of the Province of Nova Scotia and the rights of all parties and the construction and effect of each and every provision of the Plan shall be according to the laws of the Province of Nova Scotia.

7.10	Enurement

The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest hereunder of any Participant shall not be transferable or alienable by the Participant either by assignment, pledge or in any other manner whatsoever and, during his lifetime, shall be vested only in him, but shall enure to the benefit of and be binding upon the legal personal representatives of the Participant.

APPENDIX “B”

DHX Media Ltd.

(the “Corporation”)

MANDATE FOR
THE BOARD OF DIRECTORS

A.	PURPOSE

1.

The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of the Corporation. The Board, directly and through its committees and the Chairman of the Board, shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Corporation.

B.	MEMBERSHIP, ORGANIZATION AND MEETINGS

1.

General – The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Canada Business Corporations Act and the Articles and By-Laws of the Corporation.

2.

Independence – The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. A minimum of a majority of the directors shall be independent in accordance with these standards.

3.

Access to Management and Outside Advisors – The Board shall have unrestricted access to the Corporation’s management and employees. The Board, and each of its committees, shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.

Corporate Secretary and Minutes – The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

5.

Meetings Without Management – The Board shall, at least twice per year, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management and any other non-independent directors are not present. For purposes of this Section B.5., “independent” directors are those directors meeting the independence standards set forth in the rules of the Nasdaq Stock Market LLC (“NASDAQ”).

6.

Attendance – Directors are expected to attempt to attend all meetings of the Board and the Board committees on which such director serves and are expected to participate fully and frankly in Board deliberations and discussions. Directors are also strongly encouraged to attend each meeting of the Corporation’s shareholders.

C.	FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the binding requirements of any stock exchanges, including, but not limited to, NASDAQ, on which the Corporation’s securities are listed and all other applicable laws, rules and regulations (collectively, the “Applicable Requirements”).

1.	Strategic Planning

a.

Strategic Plans – At least annually, if advisable, the Board shall review and, if advisable, approve any strategic planning process and short- and long-term strategic plan of the Corporation prepared by management. In discharging this responsibility, the Board shall review any such plan in light of management’s assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

b.	Business Plans – The Board shall review and, if advisable, approve the Corporation’s annual business plans.

c.

Monitoring – At least annually, the Board shall review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

2.	Risk Management

a.

General – At least annually, the Board shall, with the assistance of the Audit Committee, review reports provided by management of material risks associated with the Corporation’s businesses and operations, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

b.

Verification of Controls – The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

3.	Human Resource Management

a.

General – At least annually, the Board shall, with the assistance of the Human Resources and Compensation Committee, review the Corporation’s approach to human resource management and executive compensation.

b.

Succession Review – At least annually, the Board shall, with the assistance of the Human Resources and Compensation Committee and the Corporate Governance and Nominations Committee, as applicable, review the Chairman of the Board, the Chief Executive Officer and the senior management succession plans of the Corporation.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.

4.	Corporate Governance

a.	General – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, review the Corporation’s approach to corporate governance.

b.	Director Independence – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, evaluate the director independence standards established by the Board, and in compliance with the independence standards set forth in the rules of NASDAQ, and the Board’s ability to act independently from management in fulfilling its duties.

c.

Ethics Reporting – At least annually, the Board shall, with the assistance of the Corporate Governance and Nominations Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

5.	Financial Information

a.

General – At least annually, the Board shall, with the assistance of the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.

Integrity of Financial Information – The Board shall, with the assistance of the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

6.	Communications

a.

General – At least annually, the Board in conjunction with the Chief Executive Officer shall review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.

b.

Disclosure – At least annually, the Board shall review management’s compliance with the Corporation’s disclosure policies and procedures. Periodically or as conditions dictate, the Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

7.	Committees of the Board

a.

Board Committees – The Board has established the following committees of the Board: the Human Resources and Compensation Committee; the Audit Committee; and the Corporate Governance and Nominations Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.

Committee Mandates – The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed, and, based on recommendations of the committee, the Corporate Governance and Nominations Committee and the Chairman of the Board, as applicable, approved by the Board.

c.	Delegation to Committees – The Board has delegated for approval or review the matters set out in each Board committee’s mandate to that committee.

d.	Consideration of Committee Recommendations – As required, the Board shall consider for approval the specific matters delegated for review to Board committees.

e.

Board/Committee Communication – To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

D.	DIRECTOR ORIENTATION AND EVALUATION

1.

The Board is responsible for ensuring all new directors receive comprehensive orientation regarding such member’s responsibilities as a director of the Corporation and the nature of the business operations of the Corporation. The Board is also responsible for providing continuing education opportunities for the members of the Board.

2.	Each new director shall participate in the Corporation’s initial and any ongoing director orientation program.

3.

At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, and each of the directors. The adequacy of this mandate shall be reviewed periodically, but at least annually.

E.	CURRENCY OF THE BOARD MANDATE

The mandate for the Board was originally approved by the Board on February 27, 2006 and subsequently revised and approved by the Board effective as of June 23, 2015.